03003926

12/10

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DEPFA Deutsche Pfandbriefbank AG

*CURRENT ADDRESS An der Welle 5
D-60322 Frankfurt am Main

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 04822 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DATE : 2/20/03


AR/S
12-31-99
03 FEB 10 AM 7:21

Annual Report 1999

Group Accounts in accordance with US GAAP

DePfa Group
Performance in Finance

Corporate profile


Public sector
financing and
infrastructure
measures
IT and
corporate
consultancy
DePfa
Group
Property financing and
property-related services

A specialist international institution

The DePfa Group is a specialist international institution, whose products and business divisions can be split into three sectors:

Public sector financing:

Our activities in public sector financing are defined by public sector entities as our client group. Via DePfa Deutsche Pfandbrief Bank AG, DePfa-Bank Europe plc and DePfa Investment Bank Ltd, we offer this special client group a range of financial and consultancy services. Our product range includes budget financing and debt and cash management as well as project finance and infrastructure measures.

Our issuing business is closely linked to public sector financing. As one of the leading private issuers in Europe, we offer our investors throughout the world a wide range of investment products.

Property business:

In this area, we have been pursuing a consistent international strategy for some years. At the moment, the Group's property business is represented in 13 countries and actively operates in 15 countries. Despite the broad product range we offer, we consider ourselves to be specialists in this sector who tailor services to the needs of specific client groups. Institutional clients, primarily in the commercial sector throughout Europe and specialist residential property companies and property developers in Germany, are our main client groups.

IT and corporate consultancy

DePfa IT Services is Europe's leading provider of software and IT services for property management. This division provides comprehensive services for all workflows relating to the administration and management of property for around 2,000 institutional clients. In addition to IT services, this division also offers services for consultancy, solutions and e-business.

DePfa was converted into a joint stock company in 1990 under the Federal Republic of Germany's privatisation policy. The stock exchange launch and resultant wide-spread placing of the shares took place in March 1991. Since it was first listed on the stock exchange, the company's market capitalisation has risen from around € 400 million to over € 4 billion. The Group sees itself as bound to the principle of shareholder value and strives to optimise return on equity in the long term.

Group Figures

Earnings	1999 €m	1998 €m	€m	Change %
Total net interest income	708	478	230	48.1
Net commission income	124	125	-1	-0.8
Trading income	54	45	9	20.0
Total earnings	**886**	**648**	**238**	**36.7**
Personnel expenditure	160	152	8	5.3
Other administrative expenses	109	86	23	26.7
Depreciation on fixed assets	30	21	9	42.9
Administrative expenditure	**299**	**259**	**40**	**15.4**
Other income and expenditure	-16	18	-34	
Operating profit before provisions	**571**	**407**	**164**	**40.3**
Provisions	62	139	-77	-55.4
Net income before tax	**509**	**268**	**241**	**89.9**
Tax on earnings	219	110	109	99.1
Profit attributable to minority interests	13	1	12	
Net income	**277**	**157**	**120**	**76.4**

Ratios		
Cost income ratio	33.7%	40.0%
Earnings per share	7.68 €	4.36 €
RoE before tax	28.4%	16.4%
RoE after tax	15.4%	9.6%

Portfolio	12-31-1999 €m	12-31-1998 €m	€m	Change %
Public sector financing	107,398	86,902	20,496	23.6
of which international	57,450	38,244	19,206	50.2
Property financing	21,853	19,283	2,570	13.3
of which international	6,392	3,900	2,492	63.9
Other loans	5,161	3,632	1,529	42.1
Outstanding securities including loans taken up	83,487	77,928	5,559	7.1
Equity	1,929	1,729	200	11.6
Total assets	144,989	120,605	24,384	20.2

Management Board

DePfa
Deutsche Pfandbrief Bank AG
Management Board

Dr. Thilo Köpfler
Chairman

Gerhard Bruckermann

Karl-Heinz Glauner

Dr. Thomas M. Kolbeck

Michael A. Kremer
(from 02-01-2000)

Dr. Peter Lammerskitten

DePfa Bank AG
Management Board

Dr. Thilo Köpfler
Chairman

Ulrich Classen

Hans Jochen Erlebach

Karl-Heinz Glauner

Dr. Thomas M. Kolbeck

Michael A. Kremer
(from 02-01-2000)

Dr. Peter Lammerskitten

DePfa-Bank Europe plc
Management

Dermot M. Cahillane
Managing Director

DePfa USA Inc.

Fulvio V. Dobrich
Chief Executive Officer



Contents



Letter to Shareholders

Dear Shareholder

Call it what you will, the age of information, the e-conomy or the Internet era, the trend in favour of "intangible assets" is gaining in pace as we move into the 21st century. This structural change affects the economy to a considerable extent. Prices are becoming more transparent, new sales channels are emerging, markets are becoming more efficient and new products are arriving on the market more quickly. One of the sectors most affected is the financial industry. Strategic positions, which have traditionally been successful are now being called into question and size alone is no guarantee of a continued existence. Such trends offer specialist institutions like DePfa above average opportunities. Flexibility, a high level of expertise in well-defined niche markets and a very international profile provide a good starting point for positioning in the competitive market of the future. However, we feel that it is important that we face the opportunities and challenges of the future with the same willingness to change as we have in the past.

DePfa Shareholders

Market capitalisation:
€ 4 bn
36 m Shares


60%
40%

Free float

DePfa Holding Verwaltungsgesellschaft mbH

8.34% Bayerische Beamten-Lebensversicherung aG

8.34% Schweizerische Lebensvers.- und Rentenanstalt

6.24% Versorgungsanstalt des Bundes und der Länder

5.67% Bankhaus Lampe KG

4.90% Deutscher Ring Beteiligungs-Holding

2.68% Schmidt-Bank

2.56% Comptoir des Entrepreneurs

1.27% Condor Lebensversicherungs-AG

1999 was an exceptionally successful year for us. Net income for the year rose by 76.4% to € 277 m with pre-tax results and minority interests increasing by 89.9% to € 509 m. With a return on equity after tax of 15.4%, DePfa is one of the most profitable banks in Germany. This achievement is due to the team work of all the employees in the DePfa Group. We would like to take this opportunity to express our heartfelt thanks for all of their hard work and commitment in the past year.

These are the first DePfa annual accounts to have been prepared in accordance with US GAAP. US GAAP offer shareholders the highest possible degree of transparency. We have elected to use US GAAP and not IAS because the American accounting principles appear to be gaining increasing acceptance over the IAS. Changing to IAS would have meant continual adjustments over the next few years and caused financial accounting problems. Moreover, US GAAP offers you even greater transparency than accounts drawn up under IAS. With this step, we have deliberately positioned ourselves at the forefront of a development in Germany and continental Europe. We would also stress that American accounting is not simply a 1:1 conversion and that in addition, we have had to ensure compliance with both EU directives and German regulations. The 1999 Annual Report is nevertheless a compact document on the whole.

Development of Market Capitalisation


€ m
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
+53.8%
+37.0%
+/- 0%
+52.3%
1.3
2.0
2.7
2.7
4.1
12-31-96
12-31-97
12-31-98
12-31-99
04-15-00

©DePfa Group

[1] US-GAAP: United States Generally Accepted Accounting Principles
[2] IAS: International Accounting Standards

This letter to shareholders is followed by the Management Discussion, which outlines both our fundamental business philosophy as well as the strategies of the individual business segments. An overview of business development in 1999 with comments on the results is given on pages 20 to 26. The balance sheet, profit and loss account and other financial information follows below. A full chapter is dedicated to the 'Notes to the accounts', giving detailed information on individual items in the balance sheet, profit and loss account and other topics. Our Annual Report includes a detailed Risk Report for the first time (p. 103 - 110), which provides an overview of how we deal with the risks inherent in the banking business and how we use risk management to control these risks.

We have considerably expanded our web site, so that you can always have access to an up-to-date picture of DePfa. Please visit www.depfa.com for a wide range of information and charts. The site also lists contact names for individual subject areas, via whom you can contact us direct.

Performance of DePfa Shares (relative)
Index: April 15, 1998 =100


©DePfa Group
160
140
120
100
80
60
DePfa
DAX100 banks
04-15-1998
05-15-1998
06-15-1998
07-15-1998
08-15-1998
09-15-1998
10-15-1998
11-15-1998
12-15-1998
01-15-1999
02-15-1999
03-15-1999
04-15-1999
05-15-1999
06-15-1999
07-15-1999
08-15-1999
09-15-1999
10-15-1999
11-15-1999
12-15-1999
01-15-2000
02-15-2000
03-15-2000

The price for DePfa shares is currently (April 2000) at its all time high. With market capitalisation in excess of € 4 bn, DePfa's stock market value has increased tenfold since its IPO 9 years ago.

In view of the more than satisfactory development in results, we shall again be proposing an increase in the dividend to the Annual General Meeting.

For each share certificate, the dividend will be increased from € 0.87 to € 1.00. Further information will be available at the Annual General Meeting here in Wiesbaden on June 20, 2000, to which you are cordially invited and where you may raise any questions you may have. The enclosed Notice to Shareholders contains explanations on the various items on the agenda.

Yours sincerely

Dr. Köpfler

Bruckermann

Glauner

Dr. Kolbeck

Kremer

Dr. Lammerskitten



Management Discussion

Strategy and results

Hardly any other industry will change as much over the next few years as the world of finance. Many banks are currently considering their strategic focus in order to position themselves against this background of rapid change. The search for economies of scale through mergers is a strategy that is therefore often in evidence. Past experience in other industries has, however, shown that this is only a short term solution, as radical structural changes in an industry require different responses.

The DePfa Group has never pursued a universal approach where many different target groups are supplied with virtually all banking products. From the outset, we have pursued a policy of specialisation. We cater for clearly defined client groups competently and effectively. At the same time, we believe it is vital that a strategy focused on niche clients does not remain restricted to a local sub-market. The concept of a specialist provider should at least include the whole of Europe and in sectors associated with the capital market in particular, the approach must be global. Since being privatised in 1990, we have followed a consistent strategy of internationali-

Net income for the year and RoE after tax


m
%
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0
6.4%
7.3%
8.9%
9.6%
15.4%
72
95
121
157
277
1995
1996
1997
1998
1999

from 1998 based on US-GAAP

sation. Our development is marked by the transition from a very traditional German mortgage bank to one of the most international financial institutions in Europe. Having specialised in institutional client groups, we have the additional advantage of not suffering from the structural problems of large multi-branch banks in retail banking.

We are ready for the changes which have been or will be brought about in the financial world by the new media, especially the Internet. The responsibility for activities in these dynamic and emerging markets lies directly with the Management Board.

Segment reporting by operating units

in € m	Public Sector financing		Property business		IT and corporate consultancy		Consolidations/ reconciliation/ others		DePfa Group	
	1999	1998	1999	1998	1999	1998	1999	1998	1999	1998
Total net interest income	317	177	394	304			- 3	- 3	708	478
Net commission income	4	- 5	32	33	102	97	- 14		124	125
Trading result	26		28	45					54	45
Administrative expenditure	50	27	178	164	73	70	- 2	- 2	299	259
Balance of other operating income and expenditure	- 31	39	12	- 15	- 8	- 5	11	- 1	- 16	18
Provision for loan losses			62	139					62	139
Income before income taxes	**266**	**184**	**226**	**64**	**21**	**22**	**- 4**	**- 2**	**509**	**268**
of which income from treasury activities	74	43	79	52					153	95
of which income from payment transaction					15	13			15	13
Income taxes	92	68	116	30	12	13	- 1	- 1	219	110
Minority interest income							13	1	13	1
Group net income for the year	**174**	**116**	**110**	**34**	**9**	**9**	**- 16**	**- 2**	**277**	**157**
Allocated equity	643	575	1.043	916	51	51	55	90	1.792	1.632
Tax rate	34.8%	36.7%	51.3%	48%	58.0%	60.4%			43.0%	41.0%
Cost/Income ratio	14.3%	15.9%	39.2%	43%	71.6%	72.5%			33.7%	40.0%
RoE before tax	41.3%	32.0%	21.7%	6.9%	42.1%	42.7%			28.4%	16.4%
RoE after tax	**26.9%**	**20.2%**	**10.6%**	**3.6%**	**17.7%**	**16.9%**			**15.4%**	**9.6%**

However, making the right decisions in the past does not mean that we can overlook the need to act for the future. In our opinion, the following challenges and opportunities require further strategic development:

- Further expansion of public sector financing beyond Europe
- Further expansion of the product range for public sector entities - in particular, greater depth to our range of services through the use of investment banking techniques
- Extension of relationship banking to public sector clients
- Exploitation of opportunities presented by e-commerce and the consistent further development of our global funding strategy
- Further reinforcement of our position as a partner for top quality clients in the European property industry, also using investment banking techniques
- Staged expansion of our property business in the USA
- International expansion and stock market flotation of DePfa IT Services AG
- Successful introduction of an Internet portal for private households

More detailed statements on the development of our individual divisions are provided on the following pages. Further details (constantly updated) can be found at www.depfa.com.

The 1999 financial year has been the best in our corporate history, not only in terms of the figures but also in terms of client acceptance of the Group. We have concentrated our efforts and investment on clients, with the aim of further improving our market positioning in the future.

The segment reporting shows that 1999 was a very successful year in financial terms. All three business divisions improved their profitability. Overall, the Group's return on equity stood at 28.4% before tax and 15.4% after tax.

The public sector finance division has been highly profitable for many years. With RoE of 41.3% before tax and 26.9% after tax, it once again improved significantly on the previous year's good performance. Our success in public sector financing results from concentrating on defined core client groups, low cost structures, pooling a high level of expertise and market leadership. The division's cost income ratio stood at 14.3% in the 1999 financial year, with net income for the year up by 50.0% to € 174 m. At the year-end, the total public sector financing portfolio amounted to € 107.4 bn and was consequently 23.6% up on the previous year's portfolio. International public sector financing, which grew by 50.2% to reach € 57.5 bn, was particularly successful.

The property division's profit and loss account also reflects a picture of success. We significantly reduced provisions for loan losses by 55.4% to € 62 m, providing proof of the marked easing in the need for provisions, which had already been forecast. In total, the property division achieved a pre-tax profit of € 226 m. Net income for the year after tax rose from € 34 m to € 110 m, and as a result, the return on equity stands at 21.7% before tax and 10.6% after tax. The property division increased its financing volume by 13.3% to € 21.9 bn. Of this figure, € 6.4 bn (+63.9%) is attributable to international business. This division's dynamic growth is spread over a total of 15 different countries; the proportion of new international property business stands at 56%.

Earnings from Treasury activities are included in both the public sector financing and property divisions. The allocation of these earnings to the corresponding division depends on the respective underlying transaction. Overall, income from this area increased by 61.1% to € 153 m and its share of the Group's total earnings amounts to 17.3%.

The IT and corporate consultancy division achieved RoE before tax of 42.1%. As a result of high domestic earnings and the associated tax rate of 58%, the return after tax stands at 17.7%. At € 9 m, net income for the year was approximately at the same level as the previous year. This was partly due to the tax situation, but also to our strategy of internationalisation. Expansion in other countries in Europe requires investment, which will take a few years to impact on earnings.

Public sector financing

Financial services from three major Group companies

For many shareholders and analysts, the fact that a private financial institution defines the provision of financial services to public sector entities as its main area of business is viewed as intriguing and needs to be explained. As a public sector institution, DePfa was involved in traditional local authority loans over 10 years ago. Since being privatised in 1990, we have gradually completed the transition from a simple product oriented basis to a client and capital market oriented approach. In so doing, both the expansion of our product range and internationalisation were important strategic challenges. Today, we are acknowledged by public sector entities in over 20 countries as a specialist in matters relating to finance. In the field of budgetary finance, we focus on clients with unquestionable financial standing. Nowadays, public sector entities must constantly act with their fiscal responsibilities and tight budgetary restrictions. Efficient debt management reduces the interest burden on public budgets and as a result is a vital factor in regional competition. We have focused on these requirements and offer rapid, efficient and cost effective finance. This finance may take the form of loans or securities; structured finance is just as feasible as differing maturities.

A bank must have certain strategic success factors at its disposal to be able to position itself in the field of public sector finance. On the one hand, low funding costs are required to make profits in a field that is low risk but also offers narrow margins. In addition, excellent standing in the capital markets and outstanding treasury expertise with good interest management are essential. On the other hand, a bank in this field should have low cost structures and flexible administrative systems. The servicing of institutional clients in both loans and credit business, as well as in deposits, requires a high degree of expertise and efficiency. Furthermore, an international presence combined with a thorough understanding of the respective national markets and particularities in this field is a fundamental factor for success.

In the fields of public sector finance and issuing business, DePfa has focused on these strategic factors for success and as a result is pursuing its long-term goal of becoming the world's leading provider of financial services for public sector entities. This will involve a further expansion of relationship banking and the product range as well as geographical diversification. European governments and sub-sovereign entities are increasingly trying to reduce pressure on their budgets and are looking for means of extra-budgetary finance in the form of infrastructure programmes and project finance.

Volume of international Public Sector Financing
as at December 31, 1999 in € bn


Total 57.5 € bn
Denmark 1.1
Belgium 1.5
Spain 7.6
France 10.0
Sweden 1.4
Ireland 0.3
Portugal 0.6
Austria 2.5
U.K. 0,9
The Netherlands 1.7
LUX (Europ.Inst.) 0.7
Italy 17.2
Finland 1.4
Greece 1.0
Switzerland 0.2
Canada 0.9
Japan 8.1
Others 0.4

It was for this reason that we established DePfa Investment Bank Ltd. almost two years ago. The Investment Bank does not provide any public sector finance using its own balance sheet, but carries out capital market transactions for public sector entities and arranges credit facilities. Its products also include consultancy services relating to debt structuring and the arrangement and syndication of project finance loans and infrastructure programmes. In so doing, it concentrates primarily on low risk business to sovereign and sub-sovereign entities where the public sector bears the final risk. Apart from focusing on the markets of central and eastern Europe, the southern European countries, in particular, also feature prominently. In 1999, its first full financial year, DePfa Investment Bank achieved a net income for the year of USD 36.6 m. Its return on equity stood at 33.4% after tax. In total, the Investment Bank participated in 19 capital market transactions as Lead or Co-Manager and as a result generated more than USD 2.1 bn for public sector entities or sovereign or sub-sovereign institutions. We plan to launch DePfa Investment Bank Ltd. on the stock exchange shortly. Detailed information will then be available at www.depfa.publicsectorbusiness.

Overall, our provision of services for the public sector is based on three of the Group companies. DePfa Deutsche Pfandbrief Bank AG is responsible for overall strategic co-ordination including risk control, public sector finance in Germany and global treasury management. It is particularly active from its Treasury department in Wiesbaden but also has a branch in Tokyo. DePfa-Bank Europe plc in Dublin provides the central base for our international focus. It also functions via further offices in Copenhagen, Madrid, Paris and Rome in the fields of budgetary finance and issuing business. Infrastructure programmes and other off-balance sheet transactions are offered via the Special Finance Unit based in Dublin and a further office in London. With DePfa Investment Bank Ltd. based in Nicosia (Cyprus) we are pursuing a strategy of geographical and product-specific diversification via the activities described above. The Investment Bank works in co-operation with other locations in New York and London. Our office network enables us to concentrate more on the needs of our clients.

Our activities in public sector financing are defined by public sector entities as our client group. We consider it important to retain the focus on this special client group and not to expand into other areas such as corporate client business.

DePfa Investment Bank Ltd.
Selection of 1999 transactions

TELECOM POLSKA SA Poland USD 750.000.000 Co-Manager JANUARY	REPUBLICA OF LITHUANIA EUR 200.000.000 Co-Manager MARCH	REPUBLIC OF SLOVENIA EUR 400.000.000 Lead Participtaion MARCH
REPUBLIC OF HUNGARY USD 500.000.000 Co-Lead Manager APRIL	SLOVENSKY PLYNARENSKY PRIENYSEL, S.P. Republic of Slovakia EUR 150.000.000 Co-Lead Manager OCTOBER	REPUBLIC OF CYPRUS EUR 280.000.000 Co-Lead Manager JUNE

Property business

Our launch in the US market

Our property financing business encompasses a broad framework both geographically and in terms of products. From a geographical point of view, we define Europe as our home market. The management of our business activities in certain countries takes earnings, risk and profitability into account.

Despite having a broad product range we also see ourselves as specialists in the field of property, who focus on the requirements of certain client groups. Institutional clients, which stem mainly from the commercial sector in Europe, and specialist residential construction companies and property development companies in Germany constitute our main client groups.

We offer these clients tailor-made property related solutions from our extensive product range. In addition to traditional property financing, this includes the structuring and syndication of loans, privatisation of council housing, project developments or property funds. Competition in the traditional areas of property finance will continue to intensify both in Germany and at a European level over the next few years. Given this background, we want to continue to establish ourselves as a partner for demanding clients in Europe via financial engineering, investment banking techniques and innovative solutions. We are well positioned in almost every European country via a "property network". This "property network" means that clients with a cross-border or pan-European approach can benefit from the expertise of our staff in more than a dozen different countries. In addition, certain specialist teams focus on individual types of property with, for example, our European hotel team being composed of specialists from this industry. We are able to combine financial and consultancy services using this approach.

Our business activities also concentrate on private clients, where our market positioning with a clear profile beyond the sector which focuses on great proximity to clients and direct client contact.

We are also adopting a pan-European approach in our asset management for properties division. Here, we have already taken our first steps towards European expansion with DePfa Property Fund No. 1. This fund, which was launched last year, was placed with German institutional investors and its asset allocation concentrates on properties in France, Italy and Spain. We plan to launch further funds with various investment strategies and different groups of investors.

Portfolio of international property loans - in € m

Total € 6.4 bn



France 749
Switzerland 82
Belgium/Luxembourg 204
Denmark 456
Sweden 422
Poland 82
Spain 45
Italy 381
Turkey 24
The Netherlands 628
USA 330
Czech Rep. 50
U.K. 2,939

©DePfa Group

In the 1999 financial year, we have been able to diversify our property finance portfolio still further and 56% of new property commitments equaling € 7.6 bn were acquired outside Germany. These figures for new business do not include the takeover of a portfolio of commercial property loans from the Belgian banks Anhyp and Ippa, which are members of the AXA Group, as the transfer did not take place until January 1, 2000. At € 0.8 bn, this is one of the largest portfolio acquisitions in the field of property in Europe. This purchase further reinforces our leading position in the commercial property sector in Belgium and Luxembourg.

Our next expansionary moves will be concentrated on the North American market. We envisage a cautious but systematic launch in the market. It should be stressed that, looking back over the past decade, we have acquired considerable expertise in breaking into new markets in other countries. We are, however, well aware that expansion into the USA has its own peculiarities. Essentially there are two circumstances that are fundamental to our considerations: on the one hand, we are now established within Europe via a good property network. The introduction of the Euro will result in the convergence of economic cycles and, with some delay, the property cycles. From a portfolio point of view further diversification over different property cycles is therefore desirable. On the other hand, the North American market offers attractive business opportunities for a company such as the DePfa Group:

- A large number of American institutional investors are already our clients in Europe.
- From the point of view of size, important sub-markets within the USA are easily comparable with the most important sub-markets in Europe.
- The markets involved are very transparent, use the same language and have relatively similar legal systems.
- Competition between US American banks is focused more on the area of arrangement mandates than on the actual financing. The provision of finance is dominated by insurance companies and mortgage backed securities. There are good market opportunities here for a specialist institution with experience in the field of complex financing packages.
- The relationship between risk and return in the USA is more favourable than in certain European countries because of higher RoE requirements for US institutions.

Property loans by sector


€ m
25
20
15
10
5
0
14.8
5.8
9.0
16.1
6.5
9.6
17.0
7.3
9.7
19.3
8.3
11.0
21.9
10.0
11.9
1995
1996
1997
1998
1999
Commercial property
Residential property
©DePfa Group

Funding

The dynamic growth of the Pfandbrief

The international bond markets will change drastically over the next few years. Globalisation of the capital markets will continue as rapidly as the innovations in information and communication technologies. This will lead to a further improvement in the liquidity and transparency of the capital markets. A few years ago, Pfandbrief issues with a volume of several billion DM were still inconceivable. Today the benchmark for highly liquid Globals stands at € 5 bn. On the other hand, developments in the field of e-commerce will change the sale and trading of capital market products hugely. The first steps in this direction are already evident today and e-commerce markets have already become established in certain sub-sectors. Both issuers and market makers will have to face challenges in this area. We see these new developments mainly as opportunities for our business and we will use them proactively.

The Pfandbrief market, in particular, will be able to enjoy further very dynamic growth because of the radical changes described above. During the last five years the Pfandbrief has become a very dynamic and liquid market segment, which represents the world's fourth largest bond market with a volume of over € 1 trillion. Since the introduction of the Euro, international portfolio managers have clearly intensified their focus on the Pfandbrief. Jumbo and Global Pfandbriefe are the only non-government bonds, which fulfil all the criteria for a benchmark function. At the end of last year, the volume of Jumbo Pfandbriefe in circulation stood at € 298 bn, a rise on the previous year-end of 43%. The Jumbo segment has therefore achieved a magnitude that exceeds the government bond markets in most EU countries. With an outstanding volume of € 33.4 bn at the year-end, DePfa's market share amounted to 11% in this segment, therefore ranking as one of the largest Jumbo issuers.

There are also new legislative developments in the field of Pfandbriefe. Last year, a few EU countries took legislative steps to introduce their own Pfandbrief markets. In France and Spain the first Pfandbriefe have already arrived on the market, other countries will follow. We support a standard European Pfandbrief since this is the only way to fully exploit the benefits of a transparent and liquid market. By and large we see good opportunities for a European Pfandbrief initiative over the next few years due to the changed environment.

Outstanding Securities DePfa Group


€ bn
80
70
60
50
40
30
20
10
0
53.3
63.0
68.4
74.9
79.3
1995
1996
1997
1998
1999
©DePfa Group
MTN (private placement)
MTN (public offering)/Eurobonds
Other bonds
Traditional Pfandbriefe
Jumbos/Globals

The fragmentation of the European bond market needs to be explained to investors from the USA and the Far East in particular. As a result of the high level of interest in and growing significance of the Euro bond market, we held a seminar in Tokyo in September entitled "Investment Opportunities in Euroland". It provided information on the attractiveness and the particular features of the Euro bond market based on current practice. This was a highly successful event attended by over 150 institutional investors, with a total of 25 speakers from investment banks, rating agencies and asset managers. The amount of interest in the seminar reflects the market acceptance and success of the Euro bond markets.

In 1999, we expanded our Global Pfandbrief Programme still further both in qualitative and quantitative terms. The issue of Global Pfandbriefe Nos. 5 and 6 with a total volume of € 6.5 bn should be emphasised. In order to increase dialogue with investors, we accompanied the issues with roadshows in a total of 25 countries.

However, our issuing strategy also takes account of expanding short term funding and of private placements tailored to investors' requirements. DePfa issues are very heavily determined by demand. We offer a wide range of products in the most varied of maturities and currencies. Further details can be found under www.depfa/treasury.

Maturity Pattern of outstanding Jumbos/Globals as at March 31,2000


m
5,000
4,000
3,000
2,000
1,000
0
08-28-2000
12-20-2000
01-22-2001
06-20-2001
11-13-2001
12-14-2001
01-28-2002
11-12-2002
02-07-2003
03-20-2003
06-14-2004
10-26-2004
02-03-2005
06-26-2006
02-12-2008
07-15-2008
01-15-2009
03-04-2009
01-15-2010
01-15-2010
01-15-2013
01-15-2014
Jumbos
Globals
©DePfa Group

IT and corporate consultancy

Going Public / Going international

Through our IT and corporate consultancy division we have links with approximately 2,000 institutional clients in the field of property management. We offer a comprehensive range of services relating to property administration and management for large companies in the residential property industry. In order to optimise the match between our services to the needs of our clients, this division has been broken down into four sectors:

The IT Services sector provides outsourcing solutions, which are primarily based on our in-house software, which is the leader in its field in Germany.

The software sector develops and markets programmes for all the IT requirements of property companies, focusing on the management of residential and commercial property. Over the next three years, the sector will be developing a completely new, standard European software platform, which will gradually replace the existing systems.

The consultancy and customising sector offers both support for the installation and customisation of our software as well as general corporate consultancy targeted at our client group. We see significant potential in the areas of strategic industry consultancy, project management and organisational consultancy. Customising will become a new area of business for us. The standardisation of core systems in the field of IT throughout Europe is making client-specific additions increasingly important, which opens up another international product sector for us.

The e-business sector incorporates both electronic banking and online activities. We carry out rent collection for our clients via our integrated accounting and funds transfer systems. The annual rental for the 6.5 m properties managed amounts to approximately € 20 bn. Over 80% of this amount is collected via the DePfa Group's funds transfer systems. As a result, the profit contributions from electronic banking supplement the original profitability of the IT business.

The strategic direction of the IT and corporate consultancy division is decisively affected by three developments, these being the European expansion of its core business, the Internet and going public.

In 1998 and 1999, we began to export our IT products to other European countries. Today, some 200,000 residential units in England, Italy and Poland are administered using our

Internet-Portal: Joint Venture Structure



Residential property industry (2,000 institutional clients)
DePfa IT Services
Approx. 20 m tenants in 6.5 m households
Joint Venture
Partner companies
©DePfa Group

software. With the acquisition of a software house in Rome, we have further reinforced our positioning in Italy. In Switzerland we acquired a majority holding in RIMO Consulting AG in January 2000. RIMO is the market leader for software relating to the property industry in Switzerland and caters for clients with a total property portfolio of over 1 million units. Rapid market penetration in Europe as a result of acquisitions will remain our focus for the future. Our strategy also includes the possible establishment of development joint ventures with international partners.

We also see considerable potential for growth and earnings on the Internet. DePfa IT Services is in contact with almost 20 million tenants through its software for the property industry. Together with our clients, the residential property companies, and other strategic partners we should like to provide these tenants with information and attractive home-related services as well as offers covering telecommunications, banking, utilities and shopping via an Internet portal. This portal differs from others as it has a clear target group focus.

The preparations for the stock exchange launch of DePfa IT Services AG will begin shortly. There are several reasons for the launch and initially the aim is to raise equity for European expansion and Internet activities. We believe that the value of IT divisions can be better judged by the capital market if a company does not feature as a subsidiary of a bank. In addition, a stock exchange listing often offers better conditions for attracting and retaining staff and these are particularly important topics in the field of IT. Going public will also enhance the company's strategic options as co-operations and acquisitions are easier to arrange with listed companies. Further information is available at www.depfa-it.de

Joint Venture - Benefits for the partners

Residential property industry	Telephone companies	Utility companies	Joint Venture Partners
Stronger customer loyalty			Commission
Increase in attractiveness of housing units	Access to new clients		Highly targeted advertising and resultant income
Monitoring of operating data			
Unique position features			

©DePfa Group



1999 Business Development

(Group Financial Overview)

The DePfa Group can look back on a very successful 1999 financial year. All the Group's divisions improved their performance and contributed to a leap in net income for the year of 76.4% to € 277 m. Earnings per share rose from € 4.36 to € 7.68 (+76.1%). For the first time, we are reporting under the conventions of US GAAP, and this applies both to the 1999 accounts and the transferred comparative figures for the previous year. Seen in this context, the most substantial changes occured in the following areas: the valuation of derivatives, in the fair value approach adopted to establish income from securities and in the different method adopted to value foreign exchange items. An explanation of the significant changes and particularities of specific P&L and balance sheet items is provided below. Additional details are given in the Notes to the accounts.

Profit and Loss Account

Total net interest income increased markedly, and at € 708 m (+48.1%), reached a new record level. Net commission income fell slightly by € 1.0 m to € 124 m. This was due to reduced commission income from lending business and a positive blip that occured in the 1998 financial year. Overall our net commission income under US GAAP accounting is running at a far higher level than under the German Commercial Code. This is attributable to the fact that reclassifications have taken place within the P&L account



Financing volume - Group
€ bn
140
120
100
80
60
40
20
0
70.6
81.0
95.9
109.8
134.4
1995
1996
1997
1998
1999
©DePfa Group
Other Loans
Commercial Property Finance
Residential Property Finance
Public Sector Finance

and a significant portion of the earnings by our subsidiary IT Services AG previously reported under other operating income, is now allocated to net commission income under the new accounting conventions. A further change according to US GAAP is that we are reporting significant trading income for the first time with an amount of € 54 m (+20.0%). On the one hand, this is attributable to a satisfactory result by DePfa Investment Bank Ltd., which in addition to a good contribution to net commission income also achieved very good trading income in its first full financial year. On the other hand, the figures for trading income under US GAAP are also affected by the different valuation approach applied to interest rate derivatives.

Total administrative expenditure rose by 15.4% to € 299 m. At a rate of 5.3%, the rise in personnel expenditure was disproportionately low. For other administrative expenditure, changes in the P&L classification in the field of IT Services resulted in a relatively sharp rate of increase of 26.7% to € 109 m. Depreciation on property, plant and equipment rose by € 9 m to € 30 m. The cost income ratio, which compares all operating income with administrative expenditure, developed positively with this ratio improving from 40.0% to 33.7%.

1999 provision for loan losses

€ m

Allocation to specific charges/provisions	138
Writing back specific charges/provisions	47
Allocation to general provisions	2
Writing back general provisions	24
Income from loans already written off	7
Provision for loan losses	**62**

The balance of other expenditure and income amounted to -€ 16 m, compared with +€ 18 m in the previous year. Operating profit before the provision for loan losses amounted to € 571 m, a clear increase of 40.3%. At € 62 m, there has been a marked easing in the requirement for loan loss provisions compared with 1998. In total, € 138 m was allocated to specific charges and provisions in 1999 and this was offset by writing back specific charges totalling € 46 m. The reduction in provisions for specific risks was also directly reflected in a marked decline in general provisions. In net terms, an amount of € 22 m was written back and € 7 m was received from loans that had already been written off.

At € 509 m the DePfa Group's pre-tax profit is 89.9% higher than in the previous year. The taxation ratio increased compared with the previous year's level (43.0% compared with 41.0% in 1998). In 1999, companies outside the Group were entitled to a profit of € 13 m, so that the net income for the year after taxes and minority interests amounts to € 277 m, an increase of 76.4% compared with the 1998 financial year.



Financing Volume - Group

	1999		Change on last year	
	€ m	%	€ m	%
Public sector financing	**107,398**	**100.0**	**20,496**	**23.6**
of which Germany	49,948	46.5	1,290	2.7
of which international	57,450	53.5	19,206	50.2
of which 0% weighting	87,462	81.4	16,723	23.6
of which 20% weighting	19,053	17.7	2,890	17.9
Property financing	**21,853**	**100.0**	**2,570**	**13.3**
of which Germany	15,461	70.8	78	0.5
of which international	6,392	29.2	2,492	63.9
of which residential	11,848	54.2	874	8.0
of which commercial	10,005	45.8	1,696	20.4
Other loans	**5,161**		**1,529**	**42.1**
Financing volume	**134,412**	**100.0**	**24,595**	**22.4**
of which Germany	68,268	50.8	1,873	2.8
of which international	66,144	49.2	22,722	52.3
of which public sector financing	107,398	79.9	20,496	23.6
of which property financing	21,853	16.3	2,570	13.3
of which other loans	5,161	3.8	1,529	42.1

New Commitments - Group

	1999		Change on last year	
	€ m	%	€ m	%
Public sector financing	**33,771**	**100.0**	**11,782**	**53.6**
of which Germany	10,923	32.3	2,830	35.0
of which international	22,848	67.7	8,952	64.4
of which 0% weighting	23,756	70.3	8,215	52.9
of which 20% weighting	9,784	29.0	3,336	51.7
Property financing	**7,645**	**100.0**	**1,928**	**33.7**
of which Germany	3,361	44.0	11	0.3
of which international	4,284	56.0	1,917	81.0
of which residential	3,028	39.6	306	11.3
of which commercial	4,617	60.4	1,622	54.2
Other loans	**725**		**108**	**17.5**
Total new commitments	**42,141**	**100.0**	**13,818**	**48.8**
of which Germany	15,009	35.6	2,970	24.7
of which international	27,132	64.4	10,848	66.6
of which public sector financing	33,771	80.1	11,782	53.6
of which property financing	7,645	18.1	1,928	33.7
of which other loans	725	1.7	108	17.5

Loans and credit business

In 1999, total lending by our Group rose by € 24.6 bn to € 134.4 bn (+22.4%). In line with our international focus, non-German loans accounted for the greatest proportion of this growth. International public sector financing rose by 50.2% to € 57.5 bn and as a result exceeded the domestic portfolio, which with a volume of € 49.9 bn recorded a growth rate of 2.7%, for the first time. International property financing rose by 63.9% to € 6.4 bn.

In the period under review, our loans to the public sector rose by 23.6% and amounted to € 107.4 bn at the 1999 balance sheet date. With a share of 79.9%, public sector finance accounted for the majority of the Group's total lending. In 1999, we have continued our expansion in the non-European G7 countries, Japan, the USA and Canada, with loans to public sector entities in Japan amounting to € 8.1 bn as at December 31, 1999 and the volume of public sector financing to the USA and Canada amounting to € 1.3 bn. The entire public sector finance portfolio is broadly diversified internationally and shows a marked tendency in favour of equity sparing and low risk financing. Of our total public sector financings, 81.4% is weighted 0% in the calculation of risk assets and 17.7% is weighted at 20%.

The DePfa Group's property financing portfolio also shows a broad international diversification. At the 1999 year-end, total property lending achieved a volume of € 21.9 bn, an increase of 13.3%. While loans in Germany rose by 0.5% to € 15.5 bn, international property loans rose by 63.9% to € 6.4 bn. Against the background of this rapid growth, it should be stressed in particular that there are no problem loans in the international portfolio.

The DePfa Group's total assets increased by € 24.4 bn to € 145.0 bn in the period under review. As at December 31, 1999, total business volume amounted to € 152.1 bn (+20.0%).

Trends in Asset Structure - Group



in %
100
80
60
40
20
0
1995
1996
1997
1998
1999
©DePfa Group
Other loans
Commercial Property Finance
Residential Property Finance
Public Sector Finance (100%)
Public Sector Finance (20%)
Public Sector Finance (10%)
Public Sector Finance (0%)

Funding

The DePfa Group's total securities outstanding amounted to € 79.3 bn (+5.9%) as at the balance sheet date. With a share of 78.2% or € 62.0 bn, the Pfandbrief and, in particular, the public sector Pfandbrief constitutes the Group's most important funding instrument. In the 1999 financial year, we have expanded our Global Pfandbrief Programme in both quantitative and qualitative terms. The issue of Global Pfandbriefe No. 5 for € 3.0 bn and No. 6 for € 3.5 bn, which both enjoyed outstanding acceptance on the market, should be emphasised. In addition to Global Pfandbriefe, which are placed worldwide, we have been particularly active in the Jumbo Pfandbrief segment. Primary sales in this liquid but less international issue product amounted to € 3.7 bn in the past financial year. In the traditional Pfandbrief segment, whose characteristics include smaller volumes, we have issued € 4.0 bn. New business in structured Pfandbriefe amounted to € 1.2 bn while sales of Pfandbrief Floaters stood at € 2.0 bn. In the field of short term funding, we were primarily involved in the Euro bonds and Medium Term Notes segments. We raised funds totalling € 1.2 bn through the issue of Euro bonds and we achieved an inflow of € 3.0 bn via Medium Term Notes. The funding mix is supplemented via other debentures (€ 0.3 bn) and loans raised (€ 0.8 bn).

In the 1999 financial year, we were able to raise total funding of € 19.3 bn (-8.5%). With its standing in the capital markets and its extensive issuance volume the DePfa Group ranks among the largest private issuing houses in Europe.

International Property Financing - Group


€ m
%
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
60
50
40
30
20
10
0
15%
22%
37%
41%
56%
608
1,124
1,676
2,367
4,284
1995
1996
1997
1998
1999
New commitments of European property finance in € m
In % total property finance commitments of DePfa Group
©DePfa Group

Equity

The DePfa Group's liable equity in accordance with Section 10a KWG amounts to € 3.1 bn. Of this figure, € 1.8 bn is attributable to core capital and € 1.3 bn to Tier II capital. The Principle I ratios (solvency ratio as defined in the German Banking Act) amount to 6.0% for the corecapital ratio and 10.2% for the total capital ratio.

According to the calculations of the Bank for International Settlement, the core capital ratio stands at 5.5% and the total capital ratio at 9.4%. All these figures include the allocation to free reserves from the 1999 net profit.

Derivatives

The Group's parent company, DePfa Deutsche Pfandbriefbank AG, and DePfa-Bank Europe plc are only permitted to use derivative transactions to hedge interest and foreign exchange risks. By contrast, DePfa Bank AG and its subsidiary, DePfa Investment Bank Ltd., can trade in derivatives as well as use them for hedging purposes. In the DePfa Group as a whole, the volume of derivative transactions amounted to a nominal € 162.3 bn as at December 31, 1999.

Risk Report

Risk control is one of the core competences in the banking business and is consequently a critical factor in succeeding against our competitors. Detailed comments on risk and risk control are given in the Notes to the accounts.

Currency Tableau Eurobonds/MTNs

Currency	Nominal amount	Interest	Year of maturity
CAD	100 m	5.75 %	2002
CHF	13.5 m	Structured Note	2004
CZK	1 bn	7.75 %	2001
CZK	1 bn	7.75 %	2006
EUR	500 m	Eonia+4bp	2001
EUR	750 m	3M-Euribor+2bp	2001
EUR	20 m	Structured Note	2002
EUR	5 m	4.06 % Multi-Callable	2002
EUR	50 m	3.95 % Multi-Callable	2004
EUR	100 m	3M-Euribor+10bp	2004
EUR	200 m	3M-Euribor+10bp	2004
EUR	25 m	3M-Euribor+12.5bp	2004
EUR	50 m	Capped Floater	2009
EUR	300 m	3M-Euribor+15bp	2009
EUR	15 m	Structured Note	2014
EUR	140 m	Step Down, rev. float.	2019
GRD	15 bn	6.50 %	2002
GRD	10 bn	6.25 %	2002
GRD	10 bn	5.75 %	2009
HKD	200 m	7.30 % (Q)	2002
JPY	5.5 bn	4.00 %	2000
JPY	2.2 bn	0.01 %	2002
NZD	100 m	7.00 %	2004
PLN	100 m	16.00 %	2000
PLN	100 m	11.00 %	2001
PLN	100 m	10.00 %	2004
SGD	100 m	4.75 % (S)	2006
USD	500 m	3M-USD-Libor	2000
ZAR	100 m	13.50 %	2002
ZAR	100 m	13.00 %	2002
ZAR	100 m	13.00 %	2003

Outlook

The strategic positioning of the DePfa Group, with its focus on clearly defined competences and a consistent strategy with Europe as its domestic market, has led to successful corporate development in recent years. With a return on equity of 15.4% after tax we are enjoying good levels of profitability. In the field of public sector finance we will continue to pursue our corporate goal of establishing DePfa Group as the leading service provider for the public sector. The Group's property business encompasses a broad framework both geographically and in terms of products. We intend to build on our achievements and will gradually position ourselves in the USA as well. In the field of IT services for the property industry, DePfa IT Services has a unique market position in Germany. We have also been involved in other European countries with this division for a short time and we shall energetically pursue this strategy of internationalisation still further. We also plan to rapidly implement our e-commerce strategy for private households.

The DePfa Group subscribes to the principle of shareholder value and strives to optimise its capital base as well as return on equity in the long term. We are confident that our Group will continue to report satisfactory growth in profits in the years to come.

Net Commission Income 1999
Group


€ m
100
80
60
40
20
0
36
88
Banking business
IT-Services

©DePfa Group

Funding mix 1999 Primary sale of securities in € m - Group


Total € 19.3 bn
Traditional Pfandbriefe
766
Pfandbrief-Floater
2,000
Jumbo Pfandbriefe
3,668
Structured
Pfandbriefe
1,189
Loans taken up
755
MTN
2,994
Other bonds
285
Eurobonds
1,156
Global Pfandbriefe
6,500

©DePfa Group



Group Accounts 1999
in accordance with US GAAP



Table of contents

Management Board declaration

The Management Board of DePfa Deutsche Pfandbriefbank AG is responsible for preparing the Group accounts.

The Group accounts were drawn up in accordance with the United States Generally Accepted Accounting Principles (US GAAP) and also comply with the requirements defined in the 4th and 7th EU Directive and EU Bank Accounts Directive. The explanations provided in the DePfa Group's annual report are consistent with the Group accounts.

DePfa's comprehensive internal management and monitoring system as well as uniform accounting and valuation principles for the Group ensure that the Group accounting and reporting is properly carried out.

In addition to a written outline of the entire organisation, the DePfa Group's internal control system comprises records of central work procedures, including detailed rules on competences.

The central risk management system, which complies with the requirements for an early warning system as defined in KonTraG (Law on Corporate Control and Transparency), is the basis for constant monitoring of counterparty exposure and market risk in the Group.

Furthermore, business processes are constantly monitored by Group Audit on the basis of comprehensive audit plans, which check that business procedures are carried out properly and efficiently.

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft have audited the Group accounts for the financial year 1999 prepared in accordance with US GAAP and provided them with an unqualified auditors' report.

The Balance Sheet Committee of the Supervisory Board has discussed the Group accounts, the Management Discussion and the Auditors' Report with the auditors at length and reported back to the Supervisory Board.

Wiesbaden, April 12, 2000

DePfa Deutsche Pfandbriefbank AG

Dr. Köpfler | Dr. Lammerskitten

Group balance sheet at December 31,1999

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

Assets in € million	(Notes)	Dec. 31, 1999	Dec. 31, 1998
Cash and balances with central banks	(1)	1,042	219
Public sector debt instruments and bills, which are admitted for refinance at central banks		–	51
Loans and advances to banks	(2, 5)	13,625	13,567
Loans to customers	(3, 5)	76,855	76,949
Debt securities and other fixed interest securities	(6)	47,132	24,129
Equity shares and other non fixed interest securities	(6)	562	470
Participations	(7)	302	39
Intangible assets	(8)	41	45
Property and equipment	(9)	231	167
Other assets	(10)	840	1,005
Accrued interest and prepayments and accrued Income	(11)	4,359	3,964
Total assets		**144,989**	**120,605**

The accompanying Notes are an integral part of these Group accounts.

Shareholders' equity and liabilities in € million	(Notes)	Dec. 31, 1999	Dec. 31, 1998
Deposits by banks	(12)	38,633	22,299
Deposits by customers	(13)	11,775	10,755
Liabilities	(14)	84,641	77,882
Other liabilities	(15)	1,638	2,142
Accrued interest and accruals and deferred income	(16)	4,634	4,152
Provisions	(17)	377	304
Hybrid capital	(18)	1,311	1,311
Minority interests		51	31
Equity	(19)		
Subscribed capital		108	92
Capital reserve		416	432
Profit reserves		1,338	1,097
Other comprehensive income		31	77
Group retained income		36	31
Total shareholders' equity and liabilities		**144,989**	**120,605**

Contingent liabilities and irrevocable loan commitments	(34)		
Contingent liabilities on negotiated bills		–	26
Contingent liabilities on guarantees and indemnity agreements		1,067	1,401
Loan commitments		6,091	4,673

The accompanying Notes are an integral part of these Group accounts.

Group profit and loss account

for DePfa Deutsche Pfandbriefbank AG, Wiesbaden
for the period January 1 – December 31, 1999

€ million	(Notes)	Jan. 1 – Dec. 31, 1999	Jan. 1 – Dec. 31, 1998
Interest receivable and similar income			
– from lending business and money market transactions	(23)	4,950	5,594
– from fixed interest securities	(23)	1,780	908
Interest payable and similar expenditure	(23)	6,033	6,036
Net interest income		**697**	**466**
Income from non fixed interest securities and equity interests	(24)	11	12
Commission income	(25)	182	170
Commission expenditure	(25)	58	45
Trading result		54	45
Other income	(26)	64	109
Other operating income		**253**	**291**
General administrative expenditure	(27)	269	238
Depreciation on intangible assets and property and equipment		30	21
Other expenditure	(28)	80	91
Operating results before provision for loan losses		**571**	**407**
Provision for loan losses		62	139
Income before income taxes		**509**	**268**
Income taxes	(29)	219	110
Income after taxes		**290**	**158**
Minority interest income (loss)		13	1
Group net income for the year		**277**	**157**
Weighted average number of ordinary shares	36,000,000		
Earnings per share in €		**7.68**	**4.36**
Diluted earnings per share in €		**7.68**	**4.36**

The accompanying Notes are an integral part of these Group accounts.

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ million	1999			1998		
	Application of funds	Source of funds	Balance of funds inflow	Application of funds	Source of funds	Balance of funds inflow
Net income for the year		277			157	
Non-cash items included in net income and transfers to cash flow from operating activities						
Provision for loan losses		69			146	
Carrying value adjustments on foreclosed assets		24			11	
Deprecation and write-offs to property and equipment and to financial assets		31			23	
Net change in trading derivatives	29			45		
Deferred taxes		67		24		
Increase/decrease in accrued interest income	395			710		
Increase/decrease in accrued interest expenditure		482			675	
Other non cash items	27				6	
Subtotal	**451**	**950**	**499**	**779**	**1,018**	**239**
Gain/loss on sale of securities available for sale		29		62		
Gain/loss on trading securities	25			1		
Gain/loss on sale of foreclosed assets		0			1	
Gain/loss on sale of property, equipment and financial assets		0			0	
Increase/decrease in other assets	82			125		
Increase/decrease in other liabilities		162			302	
Cash flow from operating activities	**558**	**1,141**	**583**	**967**	**1,321**	**354**

Group cash flow statement

of DePfa Deutsche Pfandbriefbank AG, Wiesbaden

€ million	1999			1998		
	Application of funds	Source of funds	Balance of funds inflow	Application of funds	Source of funds	Balance of funds inflow
Net increase/decrease in loans and advances to banks	58			325		
Net increase/decrease in loans to customers		61		3,410		
Purchase of securities available for sale and securities held to maturity	38,368			17,048		
Sale of securities held to maturity and securities available for sale		14,744			4,926	
Addition of foreclosed assets	31			194		
Sale of foreclosed assets		113			109	
Purchase of property, plant and equipment and financial assets	371			64		
Sale of property, equipment and financial assets		17			23	
Cange in scope of consolidation	0			3		
Cash flow from investment activities	**38,828**	**14,935**	**-23,893**	**21,044**	**5,058**	**-15,986**
Payment from capital increase		0			17	
Net increase/decrease in deposits by banks		16,334			4,277	
Net increase/decrease in deposits by costumers		1,020		3,291		
Net increase/decrease in securitised liabilities		6,759			14,245	
Dividends paid	31			28		
Cash flow from financing activities	**31**	**24,113**	**24,082**	**3,319**	**18,539**	**15,220**
Cash and cash equivalents at end of previous period			**270**			**682**
Cash flow from operating activities			583			353
Cash flow from investment activities			-23,893			-15,986
Cash flow from financing activities			24,082			15,220
Cash and cash equivalents at end of period			**1,042**			**270**
Interest paid			5,588			5,511
Income tax paid			124			115

The accompanying Notes are an integral part of the Group accounts.

Group statement of changes in shareholders' equity

€ million	Subscribed capital	Capital reserve	Profit reserves	Group retained income	Other Comprehensive Income: Unrealised gains/losses from market valuation of securities	Other Comprehensive Income: Accumulated effects of currency translation	Total
Balance at January 1, 1998	**92**	**432**	**971**	**28**	**76**	**0**	**1,599**
Group net income	–	–	126	31	–	–	157
Other comprehensive income	–	–	–	–	0	1	1
Comprehensive income							**158**
Dividends	–	–	–	–28	–	–	–28
Balance at December 31, 1998	**92**	**432**	**1,097**	**31**	**76**	**1**	**1,729**
Group net income	–	–	241	36	–	–	277
Other comprehensive income	–	–	–	–	–59	13	–46
Comprehensive income							**231**
Dividends	–	–	–	–31	–	–	–31
Capital increase from company funds	16	–16	–	–	–	–	–
Purchase of treasury stock	0	0	–	–	–	–	0
Balance at December 31, 1999	**108**	**416**	**1,338**	**36**	**17**	**14**	**1,929**

The accompanying Notes are an integral part of these Group accounts.

Notes to the Group accounts

First time preparation of Group accounts in accordance with US GAAP

The Group accounts of DePfa Deutsche Pfandbriefbank AG for the financial year 1999 were prepared for the first time in accordance with the United States Generally Accepted Accounting Principles (US GAAP). In order to provide the same information as accounts drawn up in accordance with the German Commercial Code (HGB), the Group accounts comply with the EU Bank Accounts Directive (86/635/EEC) and the EU Group Accounts Directive (83/349/EEC).

The Group accounts are supplemented by a Group financial overview as well as an explanation of the differences between US GAAP Group accounts and those drawn up pursuant to German law as stipulated in section 292a of the German Commercial Code. The Group accounts and the Group financial overview to be entered into the commercial register and published in the Federal Gazette therefore conform to the 7th Directive of the European Council as well as to the Directive of the European Council concerning company and group accounts for banks and other financial institutions.

In principle, the amounts disclosed in these Group accounts are reported in € million in order to facilitate readability. The Group accounts were converted from Deutschmarks into Euro at the rate applicable on January 1, 1999. Where it was not appropriate to translate the terms used in US GAAP into German for the German accounts, the original term has been retained. A contextual explanation of the terms used is given in a glossary on pages 126 to 127 of the Annual Report.

A pro forma opening balance sheet at January 1, 1998 pursuant to US GAAP facilitates a comparison with the figures for the previous year. The adjustments of accounting and valuation principles to be made for the first time application of US GAAP were performed retroactively. The resultant positive and negative valuation adjustments up to December 31, 1997 were offset against the profit reserves or taken to other comprehensive income at January 1, 1998 without affecting net income.

Significant differences between the German Commercial Code (HGB) and US GAAP

The main differences between the Group accounts of DePfa Deutsche Pfandbriefbank AG prepared according to US GAAP and Group accounts prepared according to the German Commercial Code are set out below:

German GAAP (HGB)

Securities

In accordance with the German Commercial Code, securities are classified as securities in the trading portfolio, liquidity reserve and fixed assets. While the trading portfolio and liquidity reserve are valued strictly at the lower of cost or market, securities treated as fixed assets are valued in accordance with the diluted lower value principle. All changes in valuation are taken directly to the profit and loss account.

As part of cross compensation, results from securities transactions are offset against results from lending operations.

US GAAP

Securities

In accordance with SFAS 115 *(Accounting for Certain Investments in Debt and Equity Securities)*, securities are classified as trading securities and securities held to maturity. All other securities are classified as available for sale. Securities held to maturity are recorded at net book value. Trading securities are recorded at fair value with unrealised gains and losses recorded in profit and loss. Securities available for sale are recorded at fair value, with unrealised gains and losses excluded from profit and loss, but reported in other comprehensive income. Unrealised gains and losses on derivative financial instruments hedging securities available for sale are also reported in other comprehensive income.

German GAAP (HGB)

Derivatives/ hedge accounting

Derivative financial instruments used for hedging purposes are accounted for as off balance sheet transactions. The related interest income and expenditure is reported on a basis consistent with the underlying hedged position pro rata temporis. Negative changes in fair value of all other derivatives are taken directly to the profit and loss account.

US GAAP

Derivatives/ hedge accounting

Under US GAAP, derivative financial instruments used for hedging purposes must be designated to a specific asset or liability or group of similar assets or liabilities. Documentation of this allocation is a precondition for hedge accounting. Furthermore, regular substantiation of the high negative correlation of the fair value changes with the associated transactions is to be provided. Derivatives used to hedge securities available for sale are valued at fair value with unrealised gains or losses reported under other comprehensive

income. All derivative financial instruments, which do not meet these
criteria, but which represent hedging transactions under German accounting principles are reported as trading derivatives and reported at fair value in the profit and loss account.

Reacquired debt securities

Debt securities, which are intended for resale are capitalised at cost of acquisition and valued at the lower of cost or acquisition. Gains or losses resulting from resale are taken directly to the profit and loss account.

Reacquired debt securities

Under US GAAP, debt securities, which are repurchased, lead to a reduction of outstanding liabilities in the balance sheet. This takes place irrespective of whether the paper is intended for resale or not.

The difference between the cost of acquisition and the book value is taken to income in the profit and loss account.

Provision for loan losses

Account is taken of all discernible risks in lending operations by the creation of charges and provisions for counterparty exposure and potential credit risk. Specific charges are set up for counterparty exposure equating to the level of anticipated loss taking into account the collateral provided. The potential credit risk is provided for by general provisions set up on the basis of historical loan loss experience, taking into account the parameters prescribed under tax legislation.

In accordance with Section 340f and Section 340g of the German Commercial Code, it is possible to provide for general banking risks by setting up hidden or disclosed provisions. Such provision is not permissible under US GAAP.

Provision for loan losses

A provision for loan losses is recorded where the collection of interest and/or principle is in doubt. General charges are calculated using a model, which is used to evaluate losses based on historical experience and other appropriate risk factors. General provisions are maintained to cover inherent losses in the portfolio that have not yet been specifically identified.
For loans within the scope of SFAS 114, *(Accounting by Creditors for Impairment of a Loan)*, specific charges are determined based on the present value of future cash flows discounted at the loan's effective rate based on the fair value of the collateral provided. Where applicable, the market value can be used. Portfolios and other small homogenous loans that are collectively evaluated for impairment, such as private residential mortgage loans, are outside the scope of SFAS 114.

Goodwill

Under the provisions of the German Commercial Code, goodwill arising on the acquisition of an undertaking can be offset directly against reserves or capitalised and amortised over the estimated economic useful life.

Goodwill

The acquisition costs of an acquired undertaking are allocated separately to the acquired assets and liabilities taken over on the basis of their fair value at the time of acquisition. The difference between the acquisition costs and the pro rata net assets at fair value is reported as goodwill and amortised in the profit and loss account over the estimated economic useful life.

Property and equipment

Property and equipment are reported at cost of acquisition or manufacture and reduced by scheduled depreciation in accordance with their estimated economic useful life. In principle, depreciation is carried out on the basis of the depreciation tables issued by the tax office.

Property and equipment

US GAAP requires that property and equipment are carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset.

Under the provisions of SFAS 121 *(Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of)*, assets are to be checked for value impairment. The regular valuation is carried out on the basis of future payment flows (undiscounted) likely to result from use and subsequent sale of the asset. Extraordinary depreciation is required if the sum of these payment flows is less than the book value of the relevant asset. Depreciation is charged directly to the profit and loss account. Recoveries in subsequent years are not permissible under US GAAP.

Deferred tax

Deferred tax is provided for on the basis of income for differences between the trading and tax results, which are likely to reverse in the foreseeable future. There is an accounting option for carrying deferred tax as an asset. The calculation is based on the tax rates likely to apply when the temporary differences reverse

Deferred tax

All differences between financial reporting and tax reporting must be provided for with deferred tax. Deferred tax credits are to be created for tax losses carried forward where it can be assumed that they will be realised. Checks should be carried out as to whether the deferred tax claims can be realised. Provisions should be set up if realisation is doubtful.

Pension provisions

Pension obligations are determined using actuarial principles, whereby the ongoing and future pension obligations and benefit obligations to retired beneficiaries are determined using a valuation benchmark (partial value) in line with tax regulations.

Pension provisions

Under SFAS 87 *(Employers' Accounting for Pensions)*, the same basic actuarial method is used as under the German Commercial Code, but certain assumptions differ, and salary developments and career expectations are also taken into account. The account interest rates used are based on the capital market.

Restructuring provisions

Contingent liabilities resulting from restructuring may be carried as provisions. The resultant expenditure may be reported as extraordinary expenditure where it is incurred outside the scope of ordinary business activities.

Restructuring provisions

According to EITF 94-3, *(Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring))*, there are specific conditions, which must be met to enable liabilities relating to restructuring measures to be recognised as provisions in the period in which management approve the redundancy plan. Provisions may only be set up for expenditure which is not suitable for generating a future profit and which is associated directly with the restructuring measures.

Costs of developing computer software

The costs of developing software may not be capitalised under the German Commercial Code.

Costs of developing computer software

Development costs of computer software to be sold, leased or otherwise marketed are capitalised. Once the product is ready for use, the costs are subject to scheduled amortisation over the economic useful life. Costs of maintenance and customer support are charged to expenditure.

Loan origination fees

The personnel and material costs incurred for new loan transactions are recorded under general administrative expenditure. Fees received are shown as commission income in the year the transaction is concluded.

Loan origination fees

Under SFAS 91 *(Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Loans)*, loan origination fees/costs are offset against loan receivables and written back via net interest income over the life of the loan where they exceed direct loan origination fees.

The following transition account shows the shareholders' equity recorded at January 1, 1998 to reflect the effects of adopting US GAAP:

	€ million	€ million
Shareholders' equity at January 1, 1998 under HGB[1]		1,325
Change in minority interests		./. 44
Profit reserves under US GAAP		
Release of provisions for loan losses as per Section 340f HGB/Section 26a KWG	+ 204	
Fair value of securities available for sale	+ 76	
Deferred taxes	+ 121	
Elimination of tax depreciation on property, plant and equipment	+ 36	
Valuation adjustments on property acquired under foreclosures	– 77	
Valuation adjustments on general provisions	– 47	
Adjustments to pension provisions	– 24	
Other	+ 29	
Total change	+ 318	+ 318
Shareholders' equity at January 1, 1998 under US GAAP		**1,599**

[1] Adjusted scope of consolidation under US GAAP.

A) Basis for the Group Accounts

Business activity

Together with DePfa-Bank Europe plc, DePfa Bank AG and DePfa IT Services AG, DePfa Deutsche Pfandbriefbank AG forms the core of a Group offering a wide range of services and financial services. The DePfa Group is a specialist European institution, whose products and business divisions can be split into three sectors: public sector financing, property financing and management and IT and corporate consultancy.

The DePfa Group defines Europe as its home market but sees considerable opportunities for growth outside these borders. As a result, in 1998 the Group commenced budget financing outside Europe but restricted to the G7 states of Canada, Japan and the USA. During 1999, international business has outweighed business in Germany.

DePfa was converted into a joint stock corporation at the end of 1989/beginning of 1990 under the Federal Republic of Germany's privatisation policy. The stock exchange launch and resultant wide-spread placing of the shares took place in March 1991. Since it was first listed on the stock exchange, the company's market capitalisation has risen from around € 400 million to over € 4 billion. The Group sees itself as bound to the principle of shareholder value and strives to optimise return on equity in the long term.

Accounting principles

In addition to the accounts of DePfa Deutsche Pfandbriefbank AG, the Group accounts include all material subsidiaries in which a shareholding of more than 50 per cent is held, such as DePfa Bank AG, DePfa IT Services AG and DePfa-Bank Europe plc. All intra-Group balances and transactions have been eliminated for the purpose of preparing these Group accounts. Minority interests represents the minority shareholders' proportionate share in the equity and income.

Holdings in associates are accounted for using the equity method of accounting. A complete schedule of shareholdings in accordance with Section 313 para. 2 of the German Commercial Code is listed in (I).

Loans

Loans to banks and customers are reported at the outstanding principal amount or at cost, net of specific provisions. Discounts or premiums and loan origination fees are deferred over the term of the loan and recorded under net interest income.

Interest receivable is calculated on a daily basis. Interest income is no longer recognised, if irrespective of the legal position, the collection of the interest due is no longer deemed likely.

Loans are classified as impaired (non-performing), if it can no longer be assumed that all contractually agreed payments will be made. Payments collected on impaired loans are reported as fees or interest income for any such unpaid amounts, thereafter payments are applied against the loan principle outstanding.

Provision for loan losses

Throughout the Group, specific charges and provisions are set up on the basis of standard valuation methods for credit risks in German and international lending operations amounting to the level of the expected losses. Potential risks are covered by general provisions.

Specific provisions

These are based on the standard procedures for the DePfa Group which take into account the financial position of the borrower, the value and marketability of the collateral provided on the one hand and the industry related and the macro economic parameters of the loan portfolio on the other.

For loans secured on property, the specific charges are based on the fair value of the collateral.

Loans are charged off, if the probability of the loan not being repaid borders on certainty. Specific provisions are released as soon as the grounds for impairment no longer apply.

General charges

General charges are set up for potential credit risks in the portfolio for which the related loan has not been identified as impaired by the balance sheet date. The regular evaluation of the adequacy of the general provisions for loan losses is based on the DePfa Group's past loan loss experience. This includes both the development of the loan portfolio as well as the general financial position of borrowers and overall economic factors.

Securities

In accordance with the purpose of their purchase and intended holding period, securities are classified into three categories – held to maturity, available for sale and trading. Profits and losses on disposal are calculated with reference to average cost. Premiums or discounts on purchase are deferred using the effective interest rate method over the maturity period and recorded under interest.

Securities held to maturity

Securities which the Bank intends to hold until maturity are classified as held to maturity and carried at amortised cost.

Securities available for sale

These are securities, which the Bank intends to hold for indefinite periods of time or which are held for liquidity management purposes. Securities, which are available for sale and any derivatives hedging such securities are carried at fair values. Unrealised gains and losses resulting from changes in fair value are recorded in other comprehensive income, net of deferred taxes.

Trading securities

Securities that are to be sold in the short term are carried at fair values in the balance sheet. Resulting realised and unrealised gains or losses are recorded in trading results in the profit and loss account.

Derivative financial instruments

Derivative financial instruments as hedging transactions

The majority of the derivative transactions carried out by the DePfa Group are for the purposes of reducing risk. These refer in particular to interest rate swaps, interest currency swaps, interest rate options and futures.

Most of the derivatives can be accounted for as hedges under US GAAP. These are derivatives which are allocated to individual assets or liabilities and are reported on a basis consistent with the matched underlying transaction. Accordingly the bank records such derivatives using either of the following methods as appropriate:

Accrual method

Net interest settlement arising from the derivative contract is recognised in the same way as the income or expenditure from the underlying transaction. Premiums paid or received are reported in the profit and loss account as income or expenditure over the term of the derivative. Accruals are recorded under accrued interest, prepayments and accrued income or accrued interest, accruals and deferred income.

Fair value method

When a derivative is used to hedge risks associated with securities available for sale, the related derivative contract is recorded at fair value to match the underlying accounting treatment of the security available for sale. Changes in the fair values of the derivatives are reported in the same way as changes in the fair values of the underlying transactions net of deferred tax under other comprehensive income.

The Group manages its exposure to interest rate risk using various scenario methods and enters into derivative contracts to reduce exposure. The commercial hedging effect of these transactions is not sufficient in all cases to fulfil all the US GAAP accounting criteria to qualify for hedge accounting and these derivatives are therefore accounted for as trading activities and carried at fair value.

Hedging relationships which cease to be effective or are terminated by the sale of the underlying transaction or derivative are cancelled. The residual derivative is recorded as a trading transaction from this point in time and valued at fair value.

If the underlying asset or liability remains in the portfolio, the amount resulting from cancellation of the derivative is written back to income or expenditure over the remaining term of the original underlying asset or liability.

Derivatives classified as trading activities

Some of the derivatives do not fulfil detailed hedge accounting criteria under US GAAP. Irrespective of its hedging effect, this portion of the derivatives portfolio is valued as trading transactions under other assets or other liabilities and recognised in income.

The fair values are estimated using pricing models or discounted cash flows. Valuation changes are reported in the trading results.

Participations

Equity investments which are not associates are carried at cost less amortisation.

Intangible assets

Goodwill

Intangible assets comprise goodwill arising on the acquisition of undertakings. Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of the net assets at the date of acquisition.

Goodwill arising on acquisitions is capitalised and amortised on a straight line basis over the expected useful life of between four and ten years. In determining the period of amortisation, the Group considers the period over which of benefits will to be received from the shareholding in each case. The value and amortisation period is reviewed annually.

Costs of developing IT software

The DePfa Group develops software for its own and for third party use. Since 1999, software for in-house use has been capitalised in accordance with SOP 98-1, whereby certain expenditure from the project development phase for software used in-house is to be capitalised and written off over the estimated useful life.

Expenditure for software used by third parties is capitalised and written off over the expected useful life.

Property and equipment

Property and equipment are stated at cost of acquisition or manufacture, less scheduled depreciation.

	Estimated useful life in years
Buildings	25–50
IT equipment	3–5
Bought-in software	3
Fixtures and fittings	
Funiture, fixtures and office equipment	10
Machinery and equipment	5
Vehicle fleet	5

Depreciation is carried out over the estimated useful lives of the relevant assets: the useful life of an asset is determined by taking into account the physical useful life, technical obsolescence as well as other limitations. If the regular review of the value shows a need for depreciation, this is recorded immediately as extraordinary depreciation. For leasehold improvements, the term of the lease taking into account extension options is used as the basis if it is shorter than the usual useful life.

For items under property, plant and equipment, subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property, plant and equipment is fully charged to expenditure in the year it is incurred.

Leases

The DePfa Group's lease contracts are assessed according to the distribution of economic risks and rewards of the lease asset between lessor and lessee. As lessee, the DePfa Group uses property, plant and equipment on the basis of capital leases or operating leases. As lessor, the DePfa Group rents out land and buildings under operating leases. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the lessee as rent payable. If the DePfa Group is the lessor, the income achieved is reported under other income.

Foreclosed assets

Properties intended for sale in the short term, which are acquired to avoid losses arising from loans, are reported under other assets (foreclosed assets). These are stated at the lower of cost or fair value. Expenditure relating to such properties is reported in the profit and loss account under other expenditure. Assets which were acquired in settlement of loans and subsequently used by the Bank to achieve income are reported under property, plant and equipment or other assets.

Liabilities

Liabilities are stated at repayment amounts and the difference between this and the nominal value is written back pro rata temporis. Registered paper is reported as bearer debentures under securitised liabilities. Pro rata interest is shown under accrued interest.

Provisions

Provisions are set up for commitments to third parties, if utilisation is probable and the anticipated amount of the commitment can be reasonably estimated.

Pensions and similar obligations

The DePfa Group has taken sufficient account of the pension commitments mainly through the creation of provisions. To a lesser extent, there are contribution obligations on unit linked commitments. The defined benefit system which has mainly been used to date is increasingly being supplemented by contribution-related commitments. The provision for pensions and similar obligations is valued on the basis of the projected unit credit method prescribed under US GAAP. This calculation takes into account the net present value of the pension entitlements and the interest expenditure to be calculated on this amount as well as the actuarial gains and losses which have not been amortised in full. These result from the differences between forecast and actual developments.

Deferred taxes

Under US GAAP, deferred taxes are recorded to cover temporary differences between the carrying amounts of individual assets and liabilities for financial reporting and those for tax reporting purposes. Pursuant to this approach, all differences are recorded, irrespective of their origin, if they will result in tax credits or tax charges in the future. Differences, which when written back at a later date will result in a higher tax charge, are covered by deferred tax liabilities; those which when written back result in a tax credit are covered by deferred tax assets. The value of capitalised tax assets is reviewed on a regular basis.

Deferred taxes are calculated at the local tax rates, which under the current circumstances may be expected to apply to when the difference is recovered or settled. Deferred taxes are adjusted in the event of legally promulgated changes in tax rates.

Foreign currency translation

In principle, assets and liabilities denominated in foreign currencies as well as cash transactions not yet settled at the balance sheet date are translated into Euro at the spot rate at the balance sheet date. Forward transactions not yet settled are valued at the forward rate. Non-monetary assets and liabilities are carried at cost.

Income and expenditure resulting from currency translation are reflected in the corresponding items of the profit and loss account.

The accounts of foreign subsidiaries with functional currencies other than the Euro are translated according to the current rate method. Balance sheet items are translated at current rates as at the balance sheet date; income and expenditure are translated at annual average rates. Shareholders' equity is translated at historic rates. Exchange gains and losses are recorded in other comprehensive income net of deferred taxes, without affecting net income.

Estimates
Certain estimates and assumptions are made for the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates.

New accounting principles under US GAAP
In June 1998, the Financial Accounting Standards Board (FSAB) issued SFAS133 *(Accounting for Derivative Instruments and Hedging Activities)*. The statement requires that all derivative financial instruments be recorded and that the valuation is carried out at fair value. Depending on the use of the derivative and on compliance with the prerequisites for hedge accounting, gains and losses from changes in fair value of derivative financial instruments are recorded under current earnings in the profit and loss account or under other comprehensive income without affecting net income. The adoption of this statement is obligatory for financial years beginning after June 15, 2000. The DePfa Group is currently reviewing the impact that adoption will have and intends to adopt this statement from January 1, 2001.

(B) Notes to the Group balance sheet

(1) Cash and balances with central banks

The cash and balances with central banks is comprised of the following:

€ million	Dec. 31, 1999	Dec. 31, 1998
Cash on hand	1	–
Central bank balances	1,041	219
Total	**1,042**	**219**

Drawing restrictions of € 100 million apply due to minimum reserve obligations.

(2) Loans and advances to banks

€ million	Dec. 31, 1999	Dec. 31, 1998
Mortgage loans	–	2
Public sector loans	9,281	9,614
Other loans	4,368	3,975
Unamortised premiums and discounts	–24	–24
Total	**13,625**	**13,567**
of which repayable on demand	947	724

(3) Loans to customers

€ million	Dec. 31, 1999	Dec. 31, 1998
Mortgage loans	21,853	19,283
Public sector loans	54,513	55,820
Other loans	1,209	2,583
Unamortised premiums and discounts	–117	–167
Less provision for loan losses	–603	–570
Total	**76,855**	**76,949**

(4) Lending volume

The lending volume (excluding public sector financing via securities) amounted to € 90.8 billion at the end of 1999 (1998: € 88.4 billion) and breaks down as follows:

€ million	Dec. 31, 1999	Dec. 31, 1998
Public sector loans	63,794	65,434
Property loans	21,853	19,285
of which mortgage loans for residential property € 11,848 million (1998: € 10,974 million)		
of which mortgage loans for commercial property € 10,005 million (1998: € 8,311 million)		
Other loans and credits	5,161	3,632
Total	**90,808**	**88,351**

Breakdown of property financing by geographic areas

€ million	Dec. 31, 1999	Dec. 31, 1998
Belgium/Luxembourg	204	147
Germany	15,461	15,385
Denmark	456	260
France	749	505
Great Britain	2,939	1,859
Italy	381	244
Netherlands	628	523
Sweden	422	290
USA	330	–
Other	283	72
Total	**21,853**	**19,285**

Breakdown of public sector financing by geographic areas

€ million	Dec. 31, 1999	Dec. 31, 1998
Belgium/Luxembourg	1,333	1,285
Germany	41,827	43,824
Denmark	719	769
Finland	657	564
France	8,403	9,557
Greece	600	256
Great Britain	834	710
Ireland	292	334
Italy	5,135	4,587
Netherlands	807	862
Austria	282	282
Portugal	311	311
Sweden	665	554
Spain	1,706	1,366
Other	223	173
Total	**63,794**	**65,434**

(5) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ milllion	Specific provisions		General provisions		Total	
	1999	1998	1999	1998	1999	1998
Balance at January 1	470	416	100	94	570	510
Additions						
Provision for loan losses charged to profit and loss account	136	204	2	8	138	212
Decreases						
Provision for loan losses used for intended purpose	36	86	–	–	36	86
Provision for loan losses written back to the profit and loss account	45	64	24	2	69	66
Balance at December 31	525	470	78	100	603	570

There are also provisions for lending operations amounting to € 23 million (1998: € 24 million).

After offsetting amounts received on loans previously charged off amounting to € 7 million (1998: € 7 million), additions to and write backs from the provision for loan losses reported in the profit and loss account resulted in a charge to income for loan losses totalling € 62 million (1998: € 139 million).

The additions and amounts used for the intended purpose include direct write-offs of € 1 million (1998: € 0 million).

No provisions were set up for country risks in 1998 and 1999.

The loss of interest income from non accrual loans amounted to € 18 million in 1999 (1998: € 24 million). The volume of non accrual loans amounted to € 144 million.

Impaired loans break down as follows:

€ million	Dec. 31, 1999	Dec. 31, 1998
Impaired loans with provision for loan losses	1,317	1,468
Impaired loans without provision for loan losses	113	92
Total impaired loans	**1,430**	**1,560**
Provision for loan losses on impaired loans	525	470
Annual average of impaired loans	1,466	1,518
Interest income recognised on impaired loans during the year	9	10

As at the balance sheet date, loans which due to financial difficulties on the part of the borrower have been rescheduled to guarantee the planned settlement of the contract totalled € 100 million (troubled debt restructuring).

(6) Securities

The DePfa Group has classified its securities in the following three categories:

€ million	Dec. 31, 1999	Dec. 31, 1998
Held to maturity	9,881	671
Available for sale	37,792	23,911
Trading	21	17
Total	**47,694**	**24,599**

Proceeds from the sale of securities available for sale amounted to € 14,744 million (1998: € 4,926 million), of which € 18 million (1998: € 65 million) is attributable to realised gains and € 47 million (1998: € 3 million) to realised losses.

Unrealised gains on trading securities amounted to € 1 million (1998: € 0 million).

The following schedule presents the values of securities at the year-end according to the contractual residual maturities. Actual residual maturities may differ from agreed residual maturities, if debtors are entitled to cancel their debt with or without paying an early redemption fee and repay their debt in advance.

€ million	Book Value	Fair Value
Available for sale		
Due within one year	5,274	5,274
Due between 1–5 years	15,602	15,602
Due between 5–10 years	9,193	9,193
Due after 10 years	7,179	7,179
With no final maturity	544	544
Total	**37,792**	**37,792**
Held to maturity		
Due within one year	1,476	1,439
Due between 1–5 years	5,029	5,030
Due between 5–10 years	1,472	1,472
Due after 10 years	1,904	1,904
Total	**9,881**	**9,845**

Debt securities and other fixed interest securities

Net book value, fair value and unrealised gains and losses for the Group's debt securities and other fixed interest securities are presented as follows:

€ million	December 31, 1999				December 31, 1998			
	Net book value	Unrealised gains	Unrealised losses	Fair value	Net book value	Unrealised gain	Unrealised losses	Fair value
A Investment securities								
a Securities held to maturity								
1 German issuers								
Central government and other public sector bonds	687	–	3	684	–	–	–	–
Local government bonds	1,221	60	–	1,281	668	–	–	668
Other bonds and notes	100	–	97	3	3	–	–	3
Total German issuers	2,008	60	100	1,968	671	–	–	671
2 Foreign issuers								
Central government and other public sector bonds	6,550	5	–	6,555	–	–	–	–
Local government bonds	1,323	–	1	1,322	–	–	–	–
Total foreign issuers	7,873	5	1	7,877	–	–	–	–
Total	**9,881**	**65**	**101**	**9,845**	**671**	**–**	**–**	**671**
b Securities available for sale								
1 German issuers								
Central government and other public sector bonds	2,158	22	11	2,169	1,664	70	1	1,733
Local government bonds	4,056	–	13	4,043	2,283	150	–	2,433
Corporate bonds	670	–	26	644	512	7	2	517
Other bonds and notes	2,466	15	14	2,467	1,857	53	–	1,910
Total German issuers	9,350	37	64	9,323	6,316	280	3	6,593

€ million	December 31, 1999 Net book value	Unrealised gains	Unrealised losses	Fair value	December 31, 1998 Net book value	Unrealised gain	Unrealised losses	Fair value
2 Foreign issuers								
Central government and other public sector bonds	24,928	1,405	347	25,986	13,908	1,539	257	15,190
Local government bonds	1,647	3	25	1,625	1,437	8	–	1,445
Other bonds and notes	296	1	–	297	204	9	–	213
Total foreign issuers	26,871	1,409	372	27,908	15,549	1,556	257	16,848
Total	**36,221**	**1,446**	**436**	**37,231**	**21,865**	**1,836**	**260**	**23,441**
B Other securities								
Trading securities								
Foreign issuers								
Central government and other public sector bonds	19	1	–	20	17	–	–	17
Total foreign issuers	19	1	–	20	17	–	–	17
Total	**19**	**1**	**–**	**20**	**17**	**–**	**–**	**17**
Total	**46,121**	**1,512**	**537**	**47,096**	**22,553**	**1,836**	**260**	**24,129**
– of which negotiable on the stock exchange	46,121							
– of which listed on the stock exchange	30,315							

The movement on debt securities held for investment purposes was as follows:

€ million	Book value	Net book value
At January 1, 1999	24,112	22,536
Exchange adjustments	98	
Additions	38,350	
Disposals	–13,485	
Redemptions and maturities	–1,286	
Transfers	–43	
Profit on disposal	–29	
Amortisation of premiums/discounts	–39	
Revaluation	–566	
At December 31, 1999	47,112	46,102

The book value of debt securities held for investment purposes includes unamortised premiums/discounts of € 407 million (1998 € 122 million).

Equity shares and other non fixed interest securities

Net book value, fair value and unrealised gains and losses for equity shares and other non fixed interest securities are presented as follows:

€ million	December 31, 1999				December 31, 1998			
	Net book value	Unrealised gains	Unrealised losses	Fair value	Net book value	Unrealised gains	Unrealised losses	Fair value
Trading	1	–	–	1	–	–	–	–
Available for sale	395	166	–	561	379	91	–	470
Total	**396**	**166**	**–**	**562**	**379**	**91**	**–**	**470**
of which negotiable on the stock exchange	18							
of which listed on the stock exchange	18							

Securities available for sale also include the Group's investments in special funds. These funds are mixed investment funds and comprise high quality debt instruments as well as equity shares and similar securities.

The movement on equity shares and other non fixed interest securities held for investment purposes was as follows:

€ million	Book value	Net book value
At January 1, 1999	470	379
Exchange adjustments	–	
Additions	18	
Disposals	–2	
Redemptions and maturities	–	
Transfers	–	
Profit on disposal	–	
Amortisation of premiums/discounts	–	
Revaluation	75	
At December 31, 1999	561	395

Repurchase agreements and pledges

As at December 31, 1999, the book value of the assets sold under repurchase agreements and reported in the balance sheet amount to € 15.7 billion, of which € 6.0 billion was attributable to securities pledged under open market transactions with the Deutsche Bundesbank and € 9.7 billion to securities sold under repurchase agreeements.

(7) Participations

This item comprises the following:

	Cost	Book values	
€ million	Jan 1, 1999	Dec. 31, 1999	Dec. 31, 1998
Shares in affiliated companies	22	7	2
Participations	39	295	37
– of which valued at equity € 29 million (1998: € 31 million)			
Participations	**61**	**302**	**39**

(8) Intangible assets

Intangible assets comprise mainly goodwill as well as software acquired. Since the 1999 financial year, the costs of developing computer software in-house has been capitalised under SOP 98-1.

€ million	Cost				Amortisation		Book values	
	Jan 1, 1999	Additions	Disposals	Dec. 31, 1999	Current year	Cumulative	Dec. 31, 1999	Dec. 31, 1998
Software	22	5	1	26	6	13	13	15
Goodwill	35	1	–	36	3	8	28	30
Intangible assets	**57**	**6**	**1**	**62**	**9**	**21**	**41**	**45**

(9) Property and equipment

Land and buildings at book values totalling € 144 million (1998: € 91 million) are used by the Group. Buildings valued at € 57 million (1998: € 40 million) are leased.

€ million	Cost				Depreciation		Book values	
	Jan 1, 1999	Additions	Disposals	Dec. 31, 1999	Current year	Cumulative	Dec. 31, 1999	Dec. 31, 1998
Land and property	189	77	2	264	5	63	201	131
Fixtures and fittings	101	28	14	115	20	85	30	36
– of which leased items € 4 million (1998: € 8 million)								
Property and equipment	**290**	**105**	**16**	**379**	**25**	**148**	**231**	**167**

(10) Other assets

Other assets comprise the following:

€ million	Dec. 31, 1999	Dec. 31, 1998
Derivatives with positive market value	179	277
Foreclosed assets	424	530
Deferred tax assets	5	49
Sundry assets	232	149
Total	**840**	**1,005**

Value adjustments on foreclosed assets amounted to € 198 million (1998: € 154 million).

Sundry assets comprise mainly non-banking receivables and clearing accounts as well as adjustment items from foreign currency transactions, dividend claims on subsidiaries and tax refund claims as well as land and property in the development stage.

(11) Accrued interest and prepayments and accrued income

These items comprise the following:

€ million	Dec. 31, 1999	Dec. 31, 1998
Pro rata interest	4,142	3,816
Unamortised premiums and discounts	217	148
Total	**4,359**	**3,964**

(12) Deposits by banks

€ million	Dec. 31, 1999	Dec. 31, 1998
Deposits	15,285	10,803
Other liabilities	23,356	11,505
Unamortised premiums and discounts	–8	–9
Total	**38,633**	**22,299**
of which due on demand	1,653	1,960

Other liabilities

These comprise mainly loans taken up, repo transactions and other liabilities from syndicate and lending transactions.

(13) Deposits by customers

€ million	Dec. 31, 1999	Dec. 31, 1998
Deposits	6,362	8,097
Savings deposits		
with agreed notice period of three months	5	5
with agreed notice period of more than three months	11	8
Other liabilities	5,399	2,647
Unamortised premiums and discounts	–2	–2
Total	**11,775**	**10,775**
of which due on demand	2,856	3,082

Other liabilities

This item includes mainly loans taken up and other liabilities from customers.

(14) Securitised liabilities

€ million	Dec. 31, 1999	Dec. 31, 1998
Debt securities in issue		
Mortgage Pfandbriefe	5,163	5,324
Interest rates between 2.75% and 8.25%, maturity up to 2013		
–of which registered mortgage bonds 2,143 (1998: 2,233)		
Public sector Pfandbriefe	56,818	49,702
Interest rates between 2.75% and 8.75%, maturity up to 2016		
–of which registered public sector Pfandbriefe 6,980 (1998: 4,019)		
Other bonds	17,296	19,849
Interest rates between 0.01% and 16%, maturity up to 2009		
Money market paper issued	5,652	3,253
Interest rates between 0.02% and 6.52%, maturity up to 2000		
Unamortised premiums and discounts	–288	–246
Total	**84,641**	**77,882**

Interest rates and maturities refer to December 31, 1999

€ million	Dec. 31, 1999 Nominal amount	Dec. 31, 1998 Nominal amount
Securitised liabilities		
By remaining maturity		
three months or less	8,188	5,793
one year or less but over three months	8,800	10,944
two years or less but over one year	12,598	10,179
three years or less but over two years	9,243	11,260
four years or less but over three years	10,108	9,117
five years or less but over four years	8,006	10,049
over five years	27,986	20,786

On the balance sheet date, assets of € 63.7 billion (1998: € 57.8 billion) were entered in the collateral register as collateral for Pfandbriefe. Reacquired securities amounting to € 1.1 billion (1998: € 1.0 billion) were deducted from the volume of issued securities.

(15) Other liabilities

This item comprises:

€ million	Dec. 31, 1999	Dec. 31, 1998
Derivatives with negative market value	459	1,125
Sundry liabilities	1,179	1,017
Total	**1,638**	**2,142**

Sundry liabilities mainly includes adjustment and deferred amounts from financial instruments, liabilities from taxes not yet paid, trade debtors and liabilities from the assumption of losses.

(16) Accrued interest and accruals and deferred income

This item comprises the following:

€ million	Dec. 31, 1999	Dec. 31, 1998
Accrued interest	4,313	3,868
Accruals and deferred income	321	284
Total	**4,634**	**4,152**

(17) Provisions

€ million	Dec. 31, 1999	Dec. 31, 1998
Provisions for pensions and similar obligations	113	110
Tax provisions and deferred taxes	178	109
Other provisions	86	85
Total	**377**	**304**

Pensions and similar obligations

Pension plans include commitments to the majority of employees in the Group.

Pension commitments mainly relate to commitments from the works agreement on the employee pension scheme and, in individual cases, to special commitments which are covered by provisions. The provisions were primarily established at DePfa Deutsche Pfandbriefbank AG, DePfa Bank AG and DePfa IT Services AG. Pension commitments at the other companies are based on defined contribution plans.

Pension costs in financial year 1999 amounting to € 11 million consist of the increase in costs due to increasing service years and from adjustments which refer to changes in actuarial assumptions. The calculations are performed on the basis of the projected unit credit method.

These calculations are based on a discount rate of 6.0% (1998: 6.0%), a salary increase rate of 2.5% (1998: 2.5%) and a periodic adjustment of 2.5% (1998: 2.5%) and an inflation rate of 2% (1998: 2%). Actuarial calculations are performed annually. The calculations are carried out using the new Heubeck tables of 1998, which take into account the higher future life expectation and lower invalidity probability.

Composition of pension expenditure:

€ million	1999	1998
Service cost (expenditure for benefits earned during the year)	2	2
Interest cost (imputed interest expenditure on benefits already earned)	7	6
Redemption of transition balance from the first time adoption of SFAS 87	2	2
Pension expenditure	**11**	**10**

Movement in pensions obligations

€ million	1999	1998
Benefit obligation at January 1, taking future salary increases into account (PBO)	114	112
Service cost (expenditure for benefits earned during the year)	2	2
Interest cost (imputed interest expenditure on benefits already earned)	7	6
Adjustment due to unrealised actuarial loss	–3	0
Benefit payments	6	6
Benefit obligation at December 31, taking future salary increases into account (PBO)	**114**	**114**

There are no charges on individual assets to cover pension obligations. The scheme's retirement benefits are generally based on the individual's final year pensionable salary and the number of years of pensionable service with the Group at retirement.

Tax provisions and deferred taxes

The Group's income taxes refer to Germany and other countries as follows:

€ million	1999	1998
Current taxes		
Germany	134	120
Other countries	19	14
Deferred taxes		
Germany	56	–29
Other countries	10	5
Total	**219**	**110**

The table below shows the reconciliation of the income taxes derived from net income for the year before taxes to the statement of actual income taxes. To determine the expected tax expenditure, the current total tax rate of 53.0% for 1999 (1998: 57.3%) is multiplied by the result before taxes. It consists of an effective corporate tax rate of 42.2% plus an effective trade tax rate of 10.8%.

€ million	1999	1998
Income taxes derived from net income for the year before taxes	270	153
Change in the tax rate for domestic deferred taxes	3	–
Reduction of corporation tax rate due to distribution	–5	–7
Effect of different tax rates in other countries	–49	–41
Tax expenditure for earlier periods	–	8
Other	–	–3
Actual income taxes incurred	**219**	**110**

The taxation differences in other countries result from the different international tax rates. The reduction in corporation tax refers to distributions by Group companies in Germany. Tax expenditure amounting to € 12 million in respect of deferred taxes was set off against shareholders' equity without any effect on income.

Deferred tax assets and deferred tax liabilities result from differences in values stated for the following items on the balance sheet:

€ million	1999	1998
Loans and advances	31	47
Securities	39	16
Participations	4	–
Property plant and equipment	13	15
Derivatives	258	587
Intangible assets	4	2
Other assets	60	57
Accrued interest and prepayments and accrued income	5	5
Liabilities	2	–
Securitised liabilities	8	4
Pension provisions	14	15
Other provisions	28	29
Losses carried forward	5	6
Accrued interest and accruals and deferred income	10	6
Deferred tax assets	**481**	**789**
Loans and advances	17	–
Securities	255	623
Participations	64	47
Property, plant and equipment	16	18
Derivatives	105	10
Intangible assets	11	14
Other assets	31	9
Accrued interest and prepayments and accrued income	9	11
Pension provisions	–	1
Other provisions	3	2
Other liabilities	–	8
Accrued interest and accruals and deferred income	2	–
Deferred tax assets	**513**	**743**

After netting, deferred tax assets and deferred tax liabilities are as follows:

€ million	Dec. 31, 1999	Dec. 31, 1998
Deferred tax assets	5	49
Deferred tax liabilities	37	3

Liabilities to, and claims by, one company on a tax authority are reported net.

Other provisions

€ million	Dec. 31, 1999	Dec. 31, 1998
Operating expenditure	63	61
Lending business	23	24
Total	**86**	**85**

(18) Hybrid capital

Hybrid capital comprises capital components, which although commercially and under supervisory banking regulations can be viewed as shareholders' equity, are not reported in the balance sheet as shareholders' equity. Hybrid capital breaks down as follows:

€ million	Dec. 31, 1999	Dec. 31, 1998
Subordinated liabilities	447	447
Profit participation capital	813	813
Contributions by silent partners	51	51
Total	**1,311**	**1,311**

Subordinated liabilities

At the balance sheet date, the following individual items exceeded 10% of the total amount of subordinated liabilities:

Year of issue	Nominal amount DM million	Issuer	Currency	Interest in %	Due on
1992	201.2	DePfa Deutsche Pfandbriefbank AG	DM	8.00	15.10.2002
1992	107.3	DePfa Deutsche Pfandbriefbank AG	DM	7.75	15.10.2002
1993	103.5	DePfa Deutsche Pfandbriefbank AG	DM	7.25	07.01.2003
	412.0 (= € 210.7 million)				

In the event of insolvency or liquidation, the subordinated principal and interest receivable on the bonds only has to be paid back after satisfaction of all creditors whose receivables are not subordinated. Receivables from bonds may not be off-set against receivables of the debtor. Neither the creditor nor the debtor is entitled to cancel. Interest expenditure on subordinated liabilities amounted to € 38 million.

Subordinated assets amounting to € 2 million (1998: € 2 million) are recognised under hybrid capital.

Participation certificates

The participation certificates issued comply with the regulations stipulated in Section 10 para. 5 KWG and consist of the following issues:

Year of issue	Nominal amount DM million	Issuer	Currency	Interest in %	Due on
1986	200.1	DePfa Deutsche Pfandbriefbank AG	DM	7.500	31.12.2010
1994	500.0	DePfa Deutsche Pfandbriefbank AG	DM	6.500	31.12.2008
1996	750.1	DePfa Deutsche Pfandbriefbank AG	DM	7.650	31.12.2011
1993	75.0	DePfa Bank AG	DM	7.125	31.12.2005
1994	36.0	DePfa Bank AG	DM	6.500	31.12.2005
1994	10.0	DePfa Bank AG	DM	8.000	31.12.2003
1996	20.0	DePfa Bank AG	DM	6.800	31.12.2007
	1.591.2 (= € 813.6 million)				

Contributions by silent partners

There is a silent contribution of € 51 million at subsidiary DePfa Bank AG. The silent partner participates in potential losses of the Bank, and also receives a profit distribution of 2% above the shareholders dividend, with a minimum, however, of 8% and a maximum of 12%. Both parties are entitled to cancel the agreement at the year-end with 3 years notice. The distribution for 1999 amounted to € 6 million.

(19) Shareholders' equity

Share capital

At December 31, 1999, the share capital of DePfa Deutsche Pfandbriefbank AG amounted to € 108 million. It consists of 36,000,000 no-par unit shares, which each carry one vote. The share capital and capital reserve were reduced by repurchased treasury stock (7,100 shares).

At December 31, 1999 DePfa Holding Verwaltungsgesellschaft mit beschränkter Haftung, Frankfurt/Main, had a shareholding of 40% in DePfa Deutsche Pfandbriefbank AG.

Authorised capital

Year in which resolution passed	Original amount	Utilisation in the reporting year	Amount still available	Time limit	Note
	DM million	DM million	DM million		
1997	25	–	25	25.06.2002	Authorised capital I
1997	25	–	25	25.06.2002	Authorised capital II; partial exclusion of shareholders' subscription right possible
1997	40	–	40	25.06.2002	Authorised capital III; exclusion of shareholders' subscription right possible in the event of capital increase through contributions in kind to acquire participations
	90 (= € 46 million)				

Conditional capital

Year in which resolution passed	Original amount	Utilisation in the reporting year	Amount still available
	€ million	€ million	€ million
1999	12	–	12

The conditional capital increase serves to grant conversion or option rights to the holders of convertible bonds or option bonds to be issued up until June 16, 2004 by the Bank or by a directly or indirectly majority owned company of DePfa Deutsche Pfandbriefbank AG. The total amount of debt securities may not exceed a nominal amount of € 600 million, or a nominal amount of € 2 billion in the event of the issue of lower interest bearing or long debt securities without a current return. The debt securities may be issued in Euro or in the corresponding equivalent value of the legal currency of an OECD country.

Acquisition of own shares

DePfa Deutsche Pfandbriefbank AG has been authorised by the General Meeting on June 16, 1999 to purchase own shares pursuant to Section 71 para. 1 no. 7 AktG for the purpose of securities trading up until December 15, 2000. The portfolio of shares to be acquired for this purpose may not exceed 5% of the share capital of the Bank at the end of any day.

Furthermore, DePfa Deutsche Pfandbriefbank AG was authorised to purchase own shares pursuant to Section 71 para 1. no. 8 AktG up to a volume of 10% of the share capital for purposes other than securities trading. Exclusion of shareholders' subscription rights is possible under certain circumstances.

On September 27, 1999, the Bank acquired 7,100 units of own shares (0.0197% of all unit shares) at a price of € 72.07 per share. The value of share capital attributable to these shares amounts to € 21,300. The difference between the cost and pro rata capital was offset against capital reserves. The shares were purchased for employee participation schemes.

On the balance sheet date, own shares amounting to 278,000 shares were provided as security for the Long Term Incentive Programme. The amount of share capital attributable to the pledged treasury stock amounts to € 834,000.

Profit reserves

Profit reserves comprise the following:

€ million	Dec. 31, 1999	Dec. 31, 1998
January 1	1,097	971
Transfer from net income for the year	241	126
December 31	**1,338**	**1,097**

Components of other comprehensive income

The components of other comprehensive income are as follows:

€ million	1999			1998		
	Before taxes	Tax effect	Net	Before taxes	Tax effect	Net
Gain/loss from the recognition of securities at fair values:						
Change in unrealised gain/loss	–520	326	–194	1,285	–486	799
Realised gain/loss	29	–15	14	–62	25	–37
Total gain/loss	–491	311	–180	1,223	–461	762
Gain/loss from derivatives	444	–323	121	–1,216	454	–762
Difference from currency translation	13	–	13	1	–	1
Total	**–34**	**–12**	**–46**	**8**	**–7**	**1**

(20) Classification of remaining maturities

Remaining maturities

Balance sheet item at December 31, 1999	Up to 3 months	Between 3 months and 1 year	Maturing in the following year	Between 1 year and 5 years	After 5 years	Undated
	€ million	€ million	€ million	€ million	€ million	€ million
Loans and advances to banks	2,551	3,712		4,757	1,658	947
Loans to customers	6,442	5,323		30,653	34,922	118
Debt securities and other fixed interest securities			6,756			
Deposits by banks	28,641	6,878		301	1,159	1,654
Deposits by customers						
Savings deposits subject to agreed period of notice	5	11		–	–	–
Other liabilities	5,915	932		1,010	1,046	2,856
Securitised liabilities						
Debt securities issued			11,336			
Other securitised liabilities	4,895	757		–	–	–

(21) Trust business

The table below shows the volume of trust transactions:

€ million	Dec. 31, 1999	Dec. 31, 1998
Trust assets		
Loans and advances to banks	2	2
Loans to customers	112	53
Shares and other non fixed interest securities	12	12
Other assets	121	189
Total	**247**	**256**
Trust liabilities		
Deposits by banks	1	1
Deposits by customers	246	255
Total	**247**	**256**

(22) Assets and liabilities in foreign currency

The total amount of assets in foreign currencies was the equivalent of € 28.2 billion at the balance sheet date, liabilities in foreign currencies totalled € 26.3 billion. Almost all the difference was hedged in full by forward exchange contracts and currency swaps.

(C) Explanations to the Group profit and loss account

(23) Net interest income

Net interest income comprises the following:

€ million	1999	1998
Interest income from lending business and money market transactions	4,950	5,594
Interest income from fixed interest securities	1,780	908
Interest expenditure for		
Mortgage bonds	3,106	2,936
Other bonds	571	574
Borrowings	864	1,827
Hybrid capital	69	95
Other banking transactions	1,423	604
Total	**697**	**466**

(24) Income from non fixed interest securities and equity interests

€ million	1999	1998
Current income from shares and other non fixed interest	5	9
Current income from participations	6	2
Current income from holdings in affiliates	0	1
Total	**11**	**12**

(25) Net commission income

€ million	1999	1998
Commission income from lending business	59	57
Commission expenditure from lending business	23	16
Commission income from IT services	123	113
Commission expenditure from IT business	35	29
Total	**124**	**125**

The following services were provided to third parties:

- IT services for the housing industry
- trust asset management

(26) Other income

Other income includes:

€ million	1999	1998
Securities trading result	–	62
Other operating income	64	47
Total	**64**	**109**

Other operating income mainly includes income from services as well as property income. Another important item is income from business activities conducted on instructions for affiliated companies.

(27) General administrative expenditure

€ million	1999	1998
Staff costs		
Wages and salaries	127	119
Social security costs	33	33
– of which for pensions: € 11 million (1998: € 10 million)		
Other administrative expenditure	109	86
Total	**269**	**238**

(28) Other expenditure

Other expenditure comprises the following:

€ million	1999	1998
Securities trading result	29	–
Amortisation of participations	2	2
Expenditure on losses taken over	1	2
Expenditure on foreclosed assets	26	15
Other taxes	2	1
Other operating expenditure	20	71
Total	**80**	**91**

Other operating expenditure

This item includes in particular expenditure for property not used by the bank, subsequent interest payments for taxes, expenditure from the early repayment of funding, exchange losses, transfers to other provisions and expenditure from other accounting periods.

(29) Income taxes

Please see the explanation given for the item tax provisions and deferred taxes *(note no. 17) in the notes to the Group accounts.*

(D) Reporting on financial instruments

In addition to cash and balances with central banks, US GAAP define financial instruments as essentially contracts which result in an obligation to deliver cash or a right to receive cash.

(30) Fair value of financial instruments

The fair value of a financial instrument is equivalent to the amount at which the financial instrument could fairly be exchanged at the balance sheet date, between competent parties willing to contract and independent of each other. Fair values are determined as at the balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below which are based on certain assumptions. In view of varying influencing factors, the fair values stated below may differ from the fair values later realised in the market. For financial instruments that are traded in well-functioning markets, the quoted market price or market value has been used in determining the fair value. For other financial instruments, fair values are estimated using internal valuation models, particularly the net present value method.

A description of how the values for different financial instruments are determined is as follows:

Cash and balances with central banks, accrued interest, assets and liabilities with a residual maturity of less than one year, variable rate financial instruments and irrevocable loan commitments and contingent liabilities are carried at book value or nominal value. For securities and derivatives in the trading portfolio, fair value equates to the book value which is determined on a mark to market basis. For securities, derivatives and quoted debt instruments traded on the stock exchanges, reference is made to quoted market prices. For all other receivables and liabilities, the forecast future cash flows have been discounted to present values, using current interest rates.

The fair values of interest rate and interest rate-currency swap agreements as well as of interest rate futures are determined on the basis of discounted future cash flows, using current interest rates applicable to the remaining maturities of the financial instruments. The fair value of forward exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted models for the determination of option prices.

Assets in € million	December 31, 1999		December 31, 1998	
	Book value	Fair value	Book value	Fair value
Cash and balances with central banks	1,042	1,042	219	219
Loans and advances to banks	13,625	14,125	13,567	14,687
Loans to customers	76,855	77,840	76,949	78,675
Securities				
Debt securities and other fixed interest securities	47,132	47,096	24,129	24,128
Equity shares and other non fixed interest securities	562	562	470	470
Pro rata interest	4,142	4,142	3,816	3,816

Liabilities in € million				
Liabilities	50,408	50,877	33,054	33,672
Securitised liabilities	84,641	85,409	77,882	80,863
Hybrid capital	1,311	1,347	1,311	1,410
Pro rata interest	4,313	4,313	3,868	3,868
Other items in € million				
Contingent liabilities	1,067	1,067	1,401	1,401
Loan commitments and placing commitments	6,091	6,091	4,673	4,673
Derivatives				
Derivatives with positive market values	179	2,492	277	3,862
Derivatives with negative market values	459	3,382	1,125	3,635

(31) Risk concentrations in the credit business

Default risk concentrations (credit risk concentrations) may arise on business relationships with groups of borrowers having similar characteristics and whose ability to redeem debts equally depends on the change in specific economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate security and applying a standard lending policy.

The Group's credit business focuses on public sector financing and property financing. Within these segments, the portfolio does not show any particular dependence on sectors. In addition, there were no material large exposures at December 31, 1999 resulting in a concentration of assets or liabilities.

The structure of the Group's total loan and money market portfolio at December 31, 1999 is as follows:

€ million	Accounts receivable	Repo transactions	Guarantees	Total
Banks	12,789	836		13,625
Companies and private individuals	23,062		1,067	24,129
Public authorities	54,396			54,396
Total	**90,247**	**836**	**1,067**	**92,150**

The structure of the Group's total loan and money market portfolio at December 31, 1998 is as follows:

€ million	Accounts receivable	Repo transactions	Guarantees	Total
Banks	13,114	453		13,567
Companies and private individuals	21,866		1,401	23,267
Public authorities	55,653			55,653
Total	**90,633**	**453**	**1,401**	**92,487**

The foreign exposure of the DePfa Group is restricted mainly to member countries of the European Union. For the geographical classification of our assets please refer to the segment reporting.

(32) Derivative financial instruments

Derivatives are contracts or agreements whose values are derived from changes in interest rates, foreign exchange rates, prices of securities, or financial and commodity indices. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts executed on an exchange or negotiated OTC contracts. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not traded like securities. In the normal course of business, however, they may be terminated or assigned to another counterparty if the present counterparty agrees.

Derivatives may be used for trading purposes or for risk management. The DePfa Group uses derivative financial instruments for non trading purposes, primarily as a means of hedging the risk associated with asset/liability management for interest bearing transactions. However, certain of the Group's derivatives used for risk management do not qualify for hedge accounting under US GAAP and are therefore classified under "trading", as required by US GAAP, in the tables below.

Derivatives used by the DePfa Group include:
- Interest rate and currency swaps
- Interest rate futures, FRAs, and interest rate options
- Foreign exchange forward contracts

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified intervals based on a common nominal amount and maturity date. The nominal amounts are not exchanged; they are used solely to calculate the interest payments. Currency swaps have nominal amounts in two different currencies. The interest is also paid in these currencies accordingly. Furthermore, an exchange of the nominal amount often takes place at the beginning and the end.

Interest rate options are contracts that allow the purchaser, for a fee, the right, but not the obligation, to receive cash, buy, sell or enter into a financial instrument at a specified price within a specified period of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the Group include caps and floors, which are types of interest rate hedging instruments as the agreement payment covers the difference in interest between the agreed interest rate and the market rate. The primary risk associated with interest rate options are the exposure to current and the possible future movements in interest rates and the ability of the counterparties to meet the terms of the contracts.

Interest rate futures are standardised exchange-traded agreements to receive or deliver a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future settlement date. The primary risks associated with such contracts are the exposure to current, and the possible future movements in, interest rates and the ability of the counterparties to meet the terms of the contracts.

Forward foreign exchange contracts involve an agreement to exchange one country's currency for another at an agreed upon price and settlement date. The contracts in the following table primarily include forward contracts. The primary risks associated with forward foreign exchange contracts are the exposure to changes in foreign currency exchange rates and the ability of the counterparties to meet the terms of the contracts.

The following table presents nominal amounts for standardised derivatives and OTC derivatives as at each year-end. In addition, the table also shows the on-balance sheet credit exposure expressed by the positive market values.

€ million	Nominal amounts		On-balance sheet credit exposure	
December 31	1999	1998	1999	1998
Interest rate and currency swaps				
Trading	7,319	10,678	173	273
Non trading	130,608	114,487	–	–
Total	**137,927**	**125,165**	**173**	**273**
Interest rate futures and forward rate agreements				
Trading	3,516	3,472	0	2
Non trading	1,488	2,249	–	–
Total	**5,004**	**5,721**	**0**	**2**
Interest rate options purchased				
Trading	583	614	2	1
Non trading	3,164	2,529	–	–
Total	**3,747**	**3,143**	**2**	**1**
Interest rate options written				
Trading	102	112	–	–
Non trading	6,539	5,257	–	–
Total	**6,641**	**5,369**	**–**	**–**
Other interest rate contracts				
Trading	31	726	4	1
Non trading	480	214	–	–
Total	**511**	**940**	**4**	**1**
Foreign exchange forward contracts				
Trading	–	–	–	–
Non trading	8,456	16,096	–	–
Total	**8,456**	**16,096**	**–**	**–**
Total	**162,286**	**156,434**	**179**	**277**

In addition to the breakdown by product groups, the table below shows the maturity structure based on the nominal amounts. The derivatives business was expanded during the 1999 financial year and this is reflected in the increase in current replacement costs.

€ million

	Nominal amount Residual maturity			
December 31, 1999	<=1 year	1-5 years	>5 years	Total
Interest rate and currency swaps	23,967	46,382	67,578	137,927
Interest rate futures and forward rate agreements	5,004	–	–	5,004
Interest rate options purchased	843	2,385	519	3,747
Interest rate options written	1,411	3,467	1,763	6,641
Other interest rate contracts	–	–	511	511
Foreign exchange forward contracts	8,437	–	19	8,456
Total	**39,662**	**52,234**	**70,390**	**162,286**

€ million

	Nominal amount Residual maturity			
December 31, 1998	<=1 year	1-5 years	>5 years	Total
Interest rate and currency swaps	25,570	49,344	50,251	125,165
Interest rate futures and forward rate agreements	5,721	–	–	5,721
Interest rate options purchased	8	2,538	597	3,143
Interest rate options written	1,287	2,079	2,003	5,369
Other interest rate contracts	10	766	164	940
Foreign exchange forward contracts	16,060	–	36	16,096
Total	**48,656**	**54,727**	**53,051**	**156,434**

Replacement values were used to determine the on-balance sheet credit risk and were calculated using the mark to market method as the sum of all positive market values excluding netting agreements.

This represents the value in a worst case scenario in terms of credit risk, as it is assumed that all counterparties default at the same time. The nominal amounts of the derivatives indicate which derivatives are used most often by the Group but do provide any information on the Group's exposure to credit or market risks and do not necessarily represent the amounts exchanged by the parties to the instruments. The amounts exchanged are based on the contractual nominal amounts and the other terms of the instruments. Nominal amounts are not included in the Group balance sheet and generally exceed the future cash requirements relating to the instruments.

The following tables show the year-end fair value of the trading portfolio and the average fair value for each type of instrument in the OTC derivatives portfolio and treated under US GAAP as trading derivatives:

€ million	1999 End of period fair value		1998 End of period fair value	
	Assets	Liabilities	Assets	Liabilities
Interest rate and currency swaps	173	105	273	230
Interest rate futures and forward rate agreements	–	1	2	1
Interest rate options purchased	2	–	1	–
Interest rate options written	–	1	–	2
Other interest rate contracts	4	–	1	1
Foreign exchange forward contracts	–	0	–	0
Total	**179**	**107**	**277**	**234**

€ million	1999 Average fair value		1998 Average fair value	
	Assets	Liabilities	Assets	Liabilities
Interest rate and currency swaps	223	167	267	254
Interest rate futures and forward rate agreements	1	1	2	1
Interest rate options purchased	1	–	4	–
Interest rate options written	–	1	–	3
Other interest rate contracts	3	–	6	1
Foreign exchange forward contracts	–	0	–	0
Total	**228**	**169**	**279**	**259**

For the year ended December 31, 1999 the Group made a net trading gain from derivatives of € 29 million (1998: € 45 million).

(33) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each borrower, requesting appropriate security and applying a standard lending policy. In order to standardise the setting of limits, internal credit rating categories have been defined which represent the maximum framework for the setting of limits. In principle, counterparty risks are grouped into internal credit rating categories in accordance with the ratings set by Fitch IBCA, Moody's and Standard & Poor's. To minimise credit risks, the Bank has entered into various Master Netting Agreements ensuring the right to set off claims on against liabilities to a customer in the event that this customer defaults on payments or goes bankrupt.

The current replacement costs, which were calculated in the table above as the sum of all positive market values excluding netting agreements, are an adequate indicator for the counterparty exposure arising on OTC derivatives.

The table below presents counterparty exposures by the type of counterparty.

€ million Type of counterparty	Counterparty exposure
OECD central governments	–
OECD banks	2,248
OECD financial institutions	118
Other (companies and private individuals)	–
Non OECD central governments	–
Non OECD banks	33
Non OECD financial institutions	93
Other (companies and private individuals)	–
Total	**2,492**

(34) Contingent liabilities and loan commitments

€ million	December 31, 1999	December 31, 1998
Contingent liabilities		
on negotiated discounted bills	–	26
on guarantees and indemnity agreements	1,067	1,401
Other liabilities		
Irrevocable commitments	6,091	4,673
Total	**7,158**	**6,100**

Liabilities on guarantees and indemnity agreements mainly refer to loan guarantees.

Irrevocable loan commitments arise during the course of lending operations and exactly represent the specified offers of the Bank for a loan to potential borrowers. Normally, not all of these commitments are accepted. They are classified as follows:

€ million	December 31, 1999	December 31, 1998
Loan commitments		
Mortgage loans	2,968	3,226
Public sector loans	2,799	1,056
Other loans	–	77
Credits by way of guarantee	324	314
Total	**6,091**	**4,673**

(E) Segment reporting

(35) Segmentation by operating unit

The DePfa Group operates in the areas of public sector financing, property business and IT/corporate consultancy. The business segments are broken down on the basis of products, services and client groups.

Public sector financing comprises both budgetary finance for first and second level public sector entities in Europe, North America and Japan as well as financing of public sector infrastructure projects.

Property business consists of residential and commercial property finance, and property services for institutional clients. The DePfa Group offers a wide range of products including M&A for the property sector, privatisation of property stock, project development and property funds.

The IT and corporate consultancy segment offers software for property administration management and related banking products (rent collection and payment transactions) to more than 2,000 institutional residential property companies.

The segmentation of the DePfa Group derives from its internal organisation and reporting structure. The information shown here is therefore based on the internal accounting data used to actually manage the different business segments.

The breakdown of income, expenditure and equity is based on the assumption that the three segments are legally autonomous units, which operate independently of one another. Income and expenditure resulting from transactions between profit centres within a segment are therefore directly consolidated within the appropriate segment. Consolidations which cannot be clearly allocated to one segment on the above basis, reconciliations and other items of income and expenditure, are shown in the column *"Consolidations/reconciliation/other"*.

As the three business segments are clearly separable units, there are no internal services spanning more than one segment. Apart from the consolidation items mentioned above, there are therefore no inter-segment sales. Net treasury income has been allocated to the property financing and public sector financing segments depending on the underlying transaction.

The results of the IT division from rent collection and payment transactions is shown under "Income from payment transactions" in the IT and corporate consultancy segment.

Income taxes are shown pro rata for each segment. The income tax rate of each segment is calculated on the weighted mean of the tax rates of all companies whose results flow into the corresponding segment.

Segment reporting by operating units

€ million	Public sector financing		Property business		IT and corporate consultancy		Consolidations/ reconciliation/ others		DePfa Group	
	1999	1998	1999	1998	1999	1998	1999	1998	1999	1998
Total net interest income	317	177	394	304			–3	–3	708	478
Net comission income	4	–5	32	33	102	97	–14		124	125
Trading result	26		28	45					54	45
Administrative expenditure	50	27	178	164	73	70	–2	–2	299	259
Balance of other operating income and expenditure	–31	39	12	–15	–8	–5	11	–1	–16	18
Provision for loan losses			62	139					62	139
Income before income taxes	**266**	**184**	**226**	**64**	**21**	**22**	**–4**	**–2**	**509**	**268**
of which income from treasury activities	74	43	79	52					153	95
of which income from payment transactions					15	13			15	13
Income taxes	92	68	116	30	12	13	–1	–1	219	110
Minority interest income							13	1	13	1
Group net income for the year	**174**	**116**	**110**	**34**	**9**	**9**	**–16**	**–2**	**277**	**157**
Allocated equity	643	575	1,043	916	51	51	55	90	1,792	1,632
Tax rate	34.8%	36.7%	51.3%	48%	58.0%	60.4%			43.0%	41.0%
Cost/Income ratio	14.3%	15.9%	39.2%	43%	71.6%	72.5%			33.7%	40.0%
RoE before tax	41.3%	32.0%	21.7%	6.9%	42.1%	42.7%			28.4%	16.4%
RoE after tax	**26.9%**	**20.2%**	**10.6%**	**3.6%**	**17.7%**	**16.9%**			**15.4%**	**9.6%**

(36) Segmentation by geographical region

In addition to a breakdown of the DePfa Group's activities by operating units, information on the geographical segmentation of total net income and equity has also been prepared. The information is divided into Germany and Europe/G7 states. The criterion for allocation to a geographical region is the client's domicile respectively the location of the property being financed.

Allocations to regional business units are essentially made using the same method as for the formation of operating segments. Here again, the figures for Germany and Europe/G7 states are allocated on the assumption that they are legally independent operating units.

Segment reporting by geographical regions

€ million	Germany		Europe/ G7 states		Consolidations/ reconciliation/ others		DePfa Group	
	1999	1998	1999	1998	1999	1998	1999	1998
Total net interest income	452	328	259	153	–3	–3	708	478
Net comission income	105	122	19	3	0	0	124	125
Trading result	65	–14	–11	59	0	0	54	45
Administrative expenditure	224	220	76	40	–1	–1	299	259
Balance of other operating income and expenditure	–36	2	21	16	–1	0	–16	18
Provision for loan losses	55	138	7	1	0	0	62	139
Income before income taxes	**307**	**80**	**205**	**190**	**–3**	**–2**	**509**	**268**
Allocated equity	1,141	1,128	596	419	55	85	1,792	1,632
Cost/Income ratio	36.0%	50.5%	28.2%	18.9%			33.7%	40.0%

(37) Equity allocation

Equity is allocated to business segments based on the underlying economic risk. The economic capital consists of the amounts required from a business point of view to cover unexpected losses resulting from market risk, counterparty exposure and other risks. The concept of equity backing is explained in detail in the risk report.

The calculation of the DePfa Group's return on equity is based on average balance sheet equity. As the segments' equity is calculated using a completely different system to that used for Group equity, one figure does not logically compare with the other. The equity reconciliation is therefore simply the difference between the total of the segments' economic capital and the equity of the Group

(F) Other details

(38) The DePfa Group as lessee

DePfa Deutsche Pfandbriefbank AG and its subsidiaries are committed under capital leases for the rental of capital goods. These leases have varying renewal options and require, in certain instances, the payment of insurance premiums, ground rents and other operating costs. At December 31, 1999, the aggregate minimum rental commitments under the irrevocable capital lease and operating lease, exclusive of renewals, were as follows:

€ million	Capital Lease	Operating Lease
2000	4	1
2001	4	1
2002	4	–
2003	3	–
Thereafter	3	–
Total	**18**	**2**

(39) The DePfa Group as lessor

Rental income for operating leases (rental and lease agreements) amounted to € 5 million (1998: € 3 million) and was reported under income. The book value of the rented and leased assets amounts to € 79 million (1998: € 78 million) and the associated cumulative depreciation stands at € 2 million (1998: € 0 million). Future rental income on such operating leases, which at December 31, 1999 have an initial or residual maturity of more than one year, is as follows:

€ million	Operating Leases
2000	3
2001	3
2002	3
2003	3
2004	3
Thereafter	3
Total	**18**

(40) Contingent liabilities

DePfa Deutsche Pfandbriefbank AG has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for bonds issued by DePfa Finance N.V., Amsterdam. DePfa Deutsche Pfandbriefbank AG ensures that DePfa-Bank Europe plc, Dublin, and DePfa-Bank France S.A., Paris, are able to fulfil their contractual obligations. DePfa Bank AG ensures that DePfa Investment Bank Ltd, Nicosia, is able to fulfil its contractual obligations. DePfa Immobilien Management AG has furnished a modified letter of comfort for up to € 7 million for Aufbaugesellschaft Prager Straße mbH. Under the terms of this, DePfa Immobilien Management AG of Wiesbaden has undertaken to ensure this financing if in return one or more urban properties with net total proceeds of at least € 7 million are transferred to it.

DePfa Deutsche Pfandbriefbank AG has issued to the Federal Association of German Banks an exemption certificate as defined by Section 5 para.10 of the articles of association for deposit guaranty fund of this association on behalf of DePfa Bank AG.

As a result of its participating interest in the nominal amount of € 1 million in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, DePfa Bank AG has an obligation to make additional payments of up to € 6 million. In addition, DePfa Bank AG will be held liable in its own name on a pro-rata basis, if other co-partners, whose total shares amount to € 56 million, fail to fulfil their obligation to make additional payments.

Commitments to affiliates for uncalled payments on partly paid shares amounted to € 84 million at the end of 1999.

(41) Related party relationships

Transactions with affiliates and with companies in which a participating interest is held amount to:

€ million	Affiliates		Companies in which a participating interest is held	
	Dec. 31, 1999	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 1998
Loans and advances to banks	–	–	–	–
Loans to customers	719	663	26	102
Deposits by banks	0	0	–	–
Deposits by customers	28	22	5	5

The total income and expenditure from these transactions refers essentially to interest.

Loans to officers of DePfa Deutsche Pfandbriefbank AG

In the Group, there were no loans to Supervisory Board members at the end of 1999 and loans to members of the Management Board totalled € 23,233,830.44.

Remuneration of the Management Board and Supervisory Board

Total remuneration of the Management Board of DePfa Deutsche Pfandbriefbank AG amounted to € 2,492,313.22 in financial year 1999 and remuneration of the Supervisory Board amounted to € 425,654.44.

Pension payments of € 652,061.03 were made to former members of the Management Board or their surviving dependants. The pension provisions for this group of persons amounted to € 5,795,200.50 at December 31, 1999.

The Supervisory Board remuneration by subsidiaries for members of the Management Board or of the Supervisory Board of DePfa Deutsche Pfandbriefbank AG amounted to € 146,306.17 and € 200,941.47 respectively.

(42) Long Term Incentive Plan of the Management Board

Since 1998, the members of the Management Board have been given the option under a Long Term Incentive Plan of acquiring shares in DePfa Deutsche Pfandbriefbank AG on the basis of a loan against securities.

The repayment and interest on the loans granted are linked to the price of DePfa shares in relation to the share price of a portfolio of comparable defined national and international competitors. The shares are blocked for 3 years and the incentive plan can be exercised in the following years. At the time of exercise, the interest and repayments of the loan against securities is discharged forgiven in full or in part in four defined stages depending on the extent to which the DePfa share price has outperformed the other shares and the repayments on the loan against securities. Performance is calculated on the total shareholder return principle.
In total, loans against securities amounting to € 23 million were granted to the members of the Management Board in conjunction with the Long Term Incentive Plan.

(43) Average number of employees during the financial year

	Female	Male	Total
Full-time employees	845	1,198	2,043
Part-time employees	145	10	155
Permanent staff	990	1,208	2,198
Temporary staff	24	29	53
Trainees	22	20	42

(44) Shareholders' equity and risk positions under Banking Supervisory Standards

Pursuant to Sections 10, 10a of the German Banking Act in conjunction with the banking supervisory Principle I, the core capital ratio (core capital/weighted risk assets) must not fall below 8%. As a result of the implementation of the Capital Adequacy Directive, the Bank has also been required since October 1, 1998 to calculate the so-called own funds ratio pursuant to Section 2, Principle I. The own funds ratio is calculated on the basis of the ratio of own funds to total risk-weighted assets and the weighting factor of 12.5 for market risk positions and option contracts. The ratio must be at least 8%.

Following the proposed allocation to reserves of funds taken from the respective results for the year and the increase in participation certificates issued (€ 122 million), the risk assets, market risk positions and own funds are as follows:

Risk assets (credit-based weighting)

€ million	Dec. 31, 1999	Dec. 31, 1998
Risk assets	29,140	24,489
Market risk positions	959	409
Total	**30,099**	**24,898**

Own funds

€ million	Dec. 31, 1999	Dec. 31, 1998
Core capital (Tier I)	1,740	1,498
Supplementary capital (Tier II)	1,325	1,320
Ancillary capital (Tier III)	0	23
Total eligible equity	3,065	2,841
Core capital ratio in %	6.0	6.1
Overall ratio in %	10.2	11.4

With an overall ratio of 10.2%, the DePfa Group clearly exceeds the required rate of 8%.

In 1989, the Bank joined the Basle Accord on international capital convergence on a voluntary basis. The BIS regulations lead to the following ratios:

In %	Dec. 31, 1999	Dec. 31, 1998
Core capital ratio	5.5	5.7
Capital ratio	9.5	10.5

(G) Risk Report

Overview of the Group's risk monitoring system

The goal pursued by the DePfa Group is to achieve a sustained increase in its shareholder value. This focus on shareholders' interests requires a high degree of transparency regarding all facts that are relevant to the Group's development. The existence of a comprehensive risk management system is an essential precondition for securing the Group's continuing existence and further growth.

The ability to assess risks, to price them correctly and to manage them constitutes one of the central core skills of banking business. The control of risk is therefore a decisive factor in succeeding in a competitive market. For this reason, we do not view risk management and control as a reactive process in which any deviations – generally negative ones – from targets are identified and appropriate measures initiated, but as something which is integrated in our business processes. The structure implemented in our Group is based on the principle of separating the assumption of risk and its monitoring.

Risk assumption

Risk assumption occurs in operational divisions with responsibility for clients and products. Risks are identified, assessed and, if necessary, measures are taken to reduce them or eliminate them entirely (e.g. the acceptance of securities in property business and hedging strategies in capital markets). Since risk assumption and management constitute the fundamental building blocks of the commercial processes of units close to the market, these tasks are defined more in terms of processes than in terms of our structural organisation and as a result are carried out by different organisational units.

Furthermore, measures to recognise potential risks early can only be taken in divisions, which are characterised by proximity to clients and markets, in order to be able to react to current developments with sufficient speed.

Risk monitoring

The control functions above and beyond this include the design and implementation of standard methods and systems for estimating and measuring risk and for monitoring that all processes are correct as well as providing controls that are independent of the processes involved. The DePfa Group's internal risk monitoring system is essentially based on structural organisational rules.

Research into credit ratings in public sector financing is carried out globally by the Credit Department of DePfa-Bank Europe in Dublin. The monitoring of other counterparty exposure is the responsibility of the Public Sector Risk Management (public sector infrastructure financing) and Credit Management (property business) divisions. Both organisational units approve loans falling within their remit (above a certain size in the case of property business). The Group has a group-wide system of limits for monitoring the risk of default by individual counterparties (in line with Section13 and Section 13a KWG), from which the individual utilisation of the limits is evident. The Group Risk Control department is responsible for monitoring all market price risks incurred, the corresponding limits within the Group and the counterparty exposure resulting from trading transactions. The management of the DePfa Group's liquidity is co-ordinated throughout the Group by Treasury. In addition, all divisions are in principle responsible for monitoring that their processes are correct. A cross-division Country Limits Committee has been set up which is responsible for stipulating limits for every country which is relevant for business with the DePfa Group. The Group Risk Control department guarantees that compliance with these country limits is monitored. Finally, Internal Audit provides regular and extraordinary checks and audit services as a department that is independent of the processes involved. The Group's established reporting system guarantees rapid reactions. The following overview provides a summary of the essential responsibilities in the field of risk monitoring:

Counterparty exposure	Credit risks in public sector financing	Credit Department, DePfa-Bank Europe
	Credit risks in infrastructure financing	Public Sector Risk Management
	Credit risks in in property business	Credit Management
	Credit risks from trading transactions	Risk Control
Market price risks		Risk Control
Liquidity risks		Treasury
Operational risks		Units in charge of the processes involved
Country risks		Risk Control, Country Limit Committee
General conformity with regulations		Audit

Monitoring the fundamental types of risk

Counterparty exposure

Public sector financing

With a share of 79.9% of total financing volume, public sector financing is our main area of business. We have focused this division on clients whose credit worthiness is undoubted and are also broadly diversified with loans in 31 countries with our emphasis being clearly directed at a sovereign level. Where sub-sovereign units are included, credit monitoring takes place on a case-by-case basis. A specific limit is established for each public sector entity, which is derived from an internal scoring model. 81.4% of the total portfolio with a volume of € 107.4 billion is classified with a risk weighting of 0% and 17.7% of public sector financing is included in the calculation of risk assets with a weighting of 20%. The high degree of credit worthiness among our public sector loans is evident from the rating agencies' classifications: almost 50% of the portfolio is rated AAA and a further 40% is rated AA. The non-rated assets, 9% of total loans, consist predominantly of loans to German Bundesländer and public sector financial institutions. Only a negligible portion of assets is currently included in the 100% weighted infrastructure loans.

Property financing

The Bank has developed detailed working instructions and lending principles, which are used in processing property loans. In the case of management properties, the Group's specialists support head office and the area business development units. There is also a standardised, individual rating procedure which reflects the individual risks (property, completion and marketing risk). IT based balance sheet analysis and scoring systems complete the system.

The loan decision process is determined by risk and size parameters. Depending on the composition of the proposal, regional operational credit units, branch or divisional management, credit committees, credit management, the Management Board and the Supervisory Board will be involved. Specialists, who are not involved in the loan decision process, value the security provided.

Regular credit monitoring takes place via arrears monitoring systems, which are brought to the notice of different committees in turn, depending on the potential risk involved. Individual monitoring, changes to client and property related rating indices and property related cash flow analyses provide further early warning systems. In specific cases, a task force will analyse the risk inherent in the credit commitment and will stipulate further action.

The Bank's committees are advised in turn of the credit portfolio, broken down into risk groups and changes in it over time in a management report.

Market price risks

We understand market price risks as the impact of changes in value of the Bank's positions caused by fluctuations in different market prices (e.g. capital market interest rates, exchange rates, share prices), which react price sensitively to changes in market parameters of this kind. Interest risks are clearly the biggest risk given the focus of the DePfa Group's activities.

It is the responsibility of the Group Risk Control department, which reports directly to the Management Board, to design the measuring procedures used and to monitor the limits set by executive management. Amongst other measures, a Value at Risk (VaR) procedure is used to quantify and manage market price risks within the DePfa Group. This statistical approach established on the basis of a schedule of fixed rates measures the possible future loss in value in a prescribed period, which is likely not to be exceeded with a defined level of probability (confidence level of 99%). The prescribed period (length of time the positions will be held) amounts to 20 days to take account of specific banking activities. This approach in relation to the liquidation options of the positions is conservative compared with the BIS parameters with a holding period of 10 days.

Within the DePfa Group, all of the Group's commercial activities (not only trading positions) are included in this approach. The VaR established by us consequently represents the overall risk position of the Bank.

The validity of this approach is checked by regular back testing, backed by worst case scenarios. The Management Board members responsible are informed of utilisation of the limits on a daily basis.

The limits for different units in the Group are still formulated differently. At DePfa Deutsche Pfandbriefbank AG, a dynamic cash value limit is used, while other units used static limits in the 1999 financial year. The level of the relevant limit takes account of the ability to carry risk at any time. The following table presents the Value at Risk for the Group's main companies.

€ million	DePfa Deutsche Pfandbriefbank AG		DePfa Bank AG		DePfa-Bank Europe plc		Total	
	Interest	Currency	Interest	Currency	Interest	Currency	Interest	Currency
January 4, 1999	72	4	64	–	19	–	147	4
December 30, 1999	86	3	67	–	22	–	168	3

The limits set for VaR utilisation were observed throughout the financial year. In the year 2000, plans are in hand for standard conversion of the VaR limit systems of all Group units to the parent company's methodology.

The usual VaR approach is not used for DePfa Investment Bank's limited transactions with securities from emerging markets. Instead a methodology ("Capital at Risk") is used which takes an even more up-to-date and precise account of the inherent price and liquidity risks of the individual positions, than a purely statistical VaR approach.

In this case, depending on the country category and the products traded, percentage discounts are applied to the capital invested. Compared with the above procedure, these discounts lead to far higher weighting factors. In addition, an upper limit was set for the sum of all transactions. The limit was observed at all times. At the year-end, utilisation of the "Capital at Risk" amounted to USD 28.3 million.

The measurement and monitoring of counterparty exposure for Treasury business is also carried out centrally for the Group by the Group Risk Control department. Transactions of this kind are carried out in the Group solely for hedging purposes and liquidity management. As a result, our counterparty category is mainly reduced to banks.

Liquidity risks

The DePfa Group operates a group wide system of liquidity management that integrates all the relevant units. In this connection, the dealing basis is a daily statement of all payment flows in every currency. For an assessment of the liquidity situation, it is significant that the public sector financing assets are highly liquid and could be quickly sold on the market. The co-ordination of international liquidity management is the responsibility of Treasury in Wiesbaden.

The liquidity principles contained in banking supervisory law were observed at all times during the 1999 financial year.

Operational risks

In addition to traditional counterparty exposure and market price risks, operational risks are becoming increasingly important in global banking business.

Thanks to the DePfa Group's focus on public sector and property financing as well as the IT services sector, in contrast to universal banks, we cover a product range, which in the context of settlement and internal controls have fewer inherent operational risks than, for example, the maintaining of large trading books. In this respect we are in less danger of entering into such risks. We are, however, more exposed to operational risks because of the expansion in and internationalisation of our product range and because of increasingly complex transactions.

The personnel in charge of the various processes in the divisions are responsible for monitoring operational risks. To take sufficient account of their increasing importance, the DePfa Group will integrate the measurement and monitoring of this type of risk in its risk management system.

Country risks

The Group has a Country Limit Committee (CLC) to co-ordinate and implement all questions relating to country risks. The Committee consists of experts from Public Sector Risk Management, Public Sector Financing, Property Financing and the Economics department. Economic data from the individual countries, the views of international rating agencies and the Group's internal analyses provide the basis for assessing credit worthiness.

The CLC analyses all country risks existing in the Group and any new ones that may occur and suggests appropriate limits. These limits are put in place once the overall Management Board has voted on them. Changes in the credit worthiness of individual countries are monitored on an ongoing basis.

Management of equity – a scarce resource

The banking supervisory rules on equity backing for risk bearing assets have led to the fact that equity has become a significant, scarce resource in banking business.

To guarantee the optimal use of equity within the DePfa Group, account is also taken of this fact in the Group's internal management, whereby the risk adjusted return on equity serves as the Group's central management indicator. In addition, each division is allocated precisely the equity needed to cover the risks inherent in its transactions. In this connection, the weighting factors provided in Principle I by the German banking supervisory authorities and in the case of market price risk the relevant Value at Risk, serve as a basis. In this respect, the approach we use is extremely conservative as, for example, we allocate equity equal to a 5% weighting under Principle I for AAA rated debentures issued by G7 countries. Preparatory work is being carried out on the implementation of our own internal model to manage credit risk.

In the Group's internal management, the target RoE aimed at by the divisions functions as a benchmark, with additional value being created for the company if it is exceeded.

Information on the actual equity values allocated to the divisions of the DePfa Group is given in Segment Reporting.

Reporting of utilisation of the committed equity within the Group is co-ordinated by the Group Controlling department. The Management Board decides on the allocation of equity to the various units and areas of business.

(H) Officers of DePfa Deutsche Pfandbriefbank AG

including membership of Supervisory Boards and other Supervisory Bodies in accordance with Section 285 No.10 of the German Commercial Code

Management Board

Dr. Thilo Köpfler, Chairman

- DePfa IT Services AG	Chairman of the Supervisory Board
- DePfa Immobilien Management AG	Chairman of the Supervisory Board
- DePfa Bau-, Verwaltungs- und Controlling GmbH	Chairman of the Advisory Board
- DePfa-Bank France S.A.	Member of the Management Board
- TLG Treuhand Liegenschaftsgesellschaft mbH	Member of the Supervisory Board
- Aachener Siedlungs- und Wohnungsgesellschaft mbH	Chairman of the Supervisory Board

Gerhard Bruckermann

- DePfa-Bank Europe plc	Chairman of the Board of Directors
- DePfa Capital Japan K.K.	Director
- DePfa Investment Bank Ltd.	Member of the Board of Directors
- DePfa USA, Inc.	Chairman of the Board of Directors

Karl-Heinz Glauner

- Banque La Henin	Member of the Management Board
- CDE Comptoir des Entrepreneurs	Member of the Management Board
- DePfa-Bank Europe plc	Member of the Board of Directors
- DePfa Partecipazioni S.p.A.	President
- DePfa-Bank France S.A.	Chairman of the Management Board and Managing Director
- DePfa Bau-, Verwaltungs- und Controlling GmbH (until December 31, 1999)	Member of the Advisory Board
- DePfa Financial Service spol. s.r.o.	Chairman of the Supervisory Board
- DePfa USA, Inc.	Member of the Board of Directors

Dr. Thomas M. Kolbeck

– DePfa-Bank Europe plc	Member of the Board of Directors
– DePfa Capital Japan K.K.	Member of the Board of Directors
– DePfa Investment Bank Ltd.	Chairman of the Board of Directors
– DePfa IT Services AG	Member of the Supervisory Board
– DePfa USA, Inc.	Member of the Board of Directors
– Homeworld Aktiengesellschaft	Member of the Supervisory Board

Michael A. Kremer
(from February 1, 2000)

– AVECO Holding GmbH	Member of the Supervisory Board
– CL Factoring GmbH	Member of the Advisory Board
– Deutsche Structured Finance & Leasing GmbH	Chairman of the Advisory Board
– Deutsche Operating Leasing AG	Chairman of the Supervisory Board
– Pfersee Kolbermoor GmbH & Co. KG	Member of the Supervisory Board

Dr. Peter Lammerskitten

– BauGrund Deutsche Bau- und Grundstücks-Aktiengesellschaft Berlin und BHG Gesellschaft zur Betreuung von Haus und Grundbesitz mbH	Deputy Chairman of the Supervisory Board
– burgbad AG	Chairman of the Supervisory Board
– DePfa-Bank France S.A.	Deputy Chairman of the Management Board
– DePfa-Bank Europe plc	Member of the Board of Directors
– DePfa Bau-, Verwaltungs- und Controlling GmbH	Member of the Advisory Board
– DePfa Immobilien Management AG	Deputy Chairman of the Supervisory Board
– DePfa Investment Bank Ltd.	Member of the Board of Directors
– DePfa IT Services AG	Deputy Chairman of the Supervisory Board
– DePfa USA, Inc.	Member of the Board of Directors

Supervisory Board

Dr. Jürgen Westphal

Chairman (from August 10,1999)

Deputy Chairman until August 10, 1999

Minister (ret'd), Attorney-at-law, Judge at the Hamburg Constitutional Court

– DePfa Bank AG	Chairman of the Supervisory Board
– Treugarant AG, Wirtschaftsprüfungsgesellschaft	Chairman of the Supervisory Board
– Jungheinrich Aktiengesellschaft	Member of the Supervisory Board
– Bankhaus Joh. Berenberg, Gossler & Co.	Member of the Management Board

Christian Graf von Bassewitz

Deputy Chairman (from August 10, 1999)

General Partner and Management Spokesman of Bankhaus Lampe KG

– Condor Allgemeine Versicherungs-AG	Chairman of the Supervisory Board
– DePfa Bank AG	Deputy Chairman of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Deputy Chairman of the Supervisory Board
– Berliner Effekten Gesellschaft AG	Member of the Supervisory Board
– Deutscher Ring Krankenversicherung a.G.	Member of the Supervisory Board
– famila Handels-Zentralgesellschaft mbH + Co. KG	Member of the Supervisory Board
– Universal-Investment-Gesellschaft mbH	Member of the Supervisory Board
– Lampebank International S.A., Luxemburg	Member of the Management Board
– BHL Beteiligungsgesellschaft mbH	Member of the Advisory Board
– BHL Immobilien Anlagen und Service GmbH	Member of the Advisory Board

Reiner Wahl

Deputy Chairman, DePfa Deutsche Pfandbriefbank AG

Prof. Dr. Dr. Ann Kristin Achleitner

Chairman of the Board of the Institute for Financial Management at the European Business School e.V.

– Beauty Net AG	Member of the Supervisory Board

Dr. Richard Brantner

Spokesman of the Board of the Kreditanstalt für Wiederaufbau (ret'd),

Manging Director of Gesellschaft für kommunale Altkredite und Sonderaufgaben der Währungsumstellung mbH, Berlin

– DePfa Bank AG	Member of the Supervisory Board
– DePfa-Bank Europe plc	Vice Chairman of the Board of Directors

York-Detlef Bülow

DePfa Deutsche Pfandbriefbank AG

Wolfgang Fauter (from 16.06.1999)

Chairman of the Management Boards of Deutsche Ring Versicherungen

– Deutscher Ring Bausparkasse AG	Chairman of the Supervisory Board
– EFAZ Finanz-Vermittlungen AG	Deputy Chairman of the Supervisory Board
– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Roland Rechtsschutz-Versicherungs-AG	Member of the Supervisory Board
– Deutscher Ring Beteiligungsholding GmbH	Chairman of the Management Board

Dr. Friedrich Adolf Jahn

President of the Zentralverband der Deutschen Haus-, Wohnungs- und Grundeigentümer

– DePfa Bank AG	Member of the Supervisory Board

Siegfried Just

DePfa Deutsche Pfandbriefbank AG

Günter Krallmann (until June 16, 1999)

Member of the Board for the Energy Divison of Preussag AG

Jacques Lebhar

Chairman and Managing Director of Comptoir des Entrepreneurs

– Banque La Henin	Chairman of the Management Board
– Comptoir de Banque	Chairman of the Management Board
– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– ESL & Network	Member of the Supervisory Board
– Vauban Mobilisations Garanties	Member of the Supervisory Board
– l'Immobiliere du Comptoir des Entrepreneurs (ICDE)	Administrateur
– La Henin Vie	Administrateur
– Mobiliere Gestion	Administrateur
– Societe d'Investissement et de Participations Immobilieres (SIPARI)	Administrateur

Klaus Novatius

DePfa Deutsche Pfandbriefbank AG

Hans-Georg Poetzsch

DePfa Deutsche Pfandbriefbank AG

– CP-Medienwerbung AG	Member of the Supervisory Board

Dieter Pützhofen (from June 16 to November 23, 1999)

Mayor of the City of Krefeld and Member of the Bundestag

Rudi Ditmar Runkel

DePfa Deutsche Pfandbriefbank AG

Dr. Rolf Schmid

President of the Federal and state pensions office

– DePfa Bank AG	Member of the Supervisory Board
– DePfa Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board

Dr. Klaus-Dieter Schweickert (until September 28, 1999)

Chairman until August 10, 1999

Dr. John W.M. Simons

Managing Director (ret'd) of Bouwfonds Nederlandse Gemeenten

– Bouwfonds N.V. te Hoevelaken	Member of the Supervisory Board
– Copaco N.V. te Eindhoven	Member of the Supervisory Board
– Greenfield Capital Partners te Utrecht	Member of the Supervisory Board
– Huybregts & Boldrik Bouw & Vastgoedgroep te Son	Member of the Supervisory Board
– MAB Groep B.V. te Den Haag	Member of the Supervisory Board
– M.J. de Nijs en Zonen Holding B.V. Te Warmenhuizen	Member of the Supervisory Board
– Orange Global Property Fund te Amsterdam	Member of the Supervisory Board
– Stichting NDR (Draf en Rensport) te Den Haag	Member of the Supervisory Board
– SNS Renal Groep te Den Bosch	Member of the Supervisory Board
– Vesteda Management B.V. (Woonfonds ABP) te Heerlen	Member of the Supervisory Board

Jürgen Steinert

Senator (ret'd)

President of the GdW Bundesverband deutscher Wohnungsunternehmen e.V.

– DePfa Bank AG	Member of the Supervisory Board
– Hammonia-Verlag GmbH	Member of the Management Board

Dr. Rolf Stoecker (until June 16, 1999)

Chairman of the Boards (ret'd) of Deutsche Ring Versicherungen

Jürgen Strauß

General Manager for Germany of the Schweizerische Lebensversicherungs- und Rentenanstalt

– DePfa Holding Verwaltungsgesellschaft mbH	Chairman of the Supervisory Board
– Swiss Life Partner Aktiengesellschaft	Chairman of the Supervisory Board
– DePfa Bank AG	Member of the Supervisory Board

Rainer Ulm

DePfa Deutsche Pfandbriefbank AG

Dr. Georg Freiherr von Waldenfels
Member of the Management Board of VIAG AG

– Klöckner & Co. AG	Chairman of the Supervisory Board
– Bayernwerk AG	Member of the Supervisory Board
– DePfa Bank AG	Member of the Supervisory Board
– Gerling-Konzern Lebensversicherungs AG	Member of the Supervisory Board
– MESSE MUENCHEN GMBH	Member of the Supervisory Board
– SKW Trostberg AG	Member of the Supervisory Board
– VAW aluminium AG	Member of the Supervisory Board

Wiesbaden, April 12, 2000

The Management Board

Dr. Köpfler

Bruckermann

Glauner

Dr. Kolbeck

Kremer

Dr. Lammerskitten

(I) Schedule of Shareholdings

of DePfa Deutsche Pfandbriefbank AG at December 31, 1999 in accordance with Section 313 para. 2 of the German Commercial Code

This information has been compiled on the basis of the individual accounts of the companies and has not been adjusted for reporting under US GAAP. The companies listed in sections II and III are not consolidated or reported at equity, as DePfa Deutsche Pfandbriefbank AG has either no or only a temporary opportunity of controlling these companies, or the companies are of secondary importance.

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in DM million	Results in DM million
1	DePfa Deutsche Pfandbriefbank AG	Wiesbaden				
I. Consolidated subsidiaries						
2	Bau- und Bodenverwaltungs-gesellschaft GbR	Wiesbaden	100.0%	3, 11	6.4	1.8[3]
3	BauBo Bau- und Bodenverwertungs- und -verwaltungsgesellschaft mbH Berlin	Berlin	100.0%	11	98.6	0.0[3]
4	BauConsult DV- und Unternehmens-beratung Berlin GmbH	Berlin	100.0%	19	4.2	1.5
5	BauConsult DV- und Unternehmens-beratung Hamburg GmbH	Hamburg	100.0%	19	3.3	0.8
6	BauConsult DV- und Unternehmens-beratung Hannover GmbH	Hanover	51.0%	19	5.9	0.4
7	BauConsult DV- und Unternehmens-beratung Mainz GmbH	Mainz	51.0%	19	5.8	0.7
8	BauConsult DV- und Unternehmens-beratung Stuttgart GmbH	Stuttgart	74.0%	19	2.1	0.9
9	BauSecura Versicherungsmakler GmbH	Hamburg	51.0%	19	2.8	2.5
10	BauTec Gesellschaft für Wärmemeß-technik und gebäudetechnische Planung und Beratung mbH	Hamburg	100.0%	19, 53	13.3	3.3
11	DePfa-Bank AG	Berlin	99.9%	1	1,686.6	77.8
12	DePfa-Bank Europe p.l.c.	Dublin	100.0%	1	666.7	100.2
13	DePfa-Bank France S.A.	Paris	100.0%	11	FRF 242.5 m	FRF 24.6 m
14	DePfa Bau-, Verwaltungs- und Controlling GmbH	Hamburg	100.0%	11	3,8	0.2
15	DePfa Capital Japan K.K.	Tokyo	100.0%	12, 11	JPY 325.4 m	JPY –112.7 m
16	DePfa Finance N.V.	Amsterdam	100.0%	1	14,4	11.7
17	DePfa Immobilien Management AG	Wiesbaden	100.0%	11	29,5	7.2
18	DePfa Investment Bank Ltd.	Nicosia	60.0%	11	USD 136.7 m	USD 36.7 m
19	DePfa IT Services AG	Mainz	100.0%	11	28.8	–0.3
20	DePfa Property Services B.V.	Amsterdam	100.0%	1	NLG 78.6 m	NLG 15.8 m

21	DePfa Systems GmbH	Mainz	100.0%	19	43.6	18,7
22	DePfa UK Ltd.	London	100.0%	23	USD 0.2 m	USD 0.1 m [5]
23	DePfa USA Inc.	New York	100.0%	11	USD 2.7 m	USD 0.1 m [5]
24	DePfa Financial Service spol sr.o.	Prag	100.0%	11	CZK 1.9 m	CZK 0.5 m
25	GEV Grundstückserwerbs- und Verwertungs-GmbH	Wiesbaden	100.0%	1	327.7	0.0 [3]
26	GEV Nr. 1 Grundstückserwerbs- und Verwertungs- Objekt Prager Straße-GmbH	Wiesbaden	100.0%	25	0.0	0.0
27	GEV Nr. 2 Grundstückserwerbs- und Verwertungs- Objekt Richterstraße-GmbH	Wiesbaden	100.0%	25	−0.1	−0.1
28	GEV Nr. 3 Grundstückserwerbs- und Verwertungs- Objekt Augustusplatz-GmbH	Wiesbaden	100.0%	25	0.0	0.0
29	GEV Nr. 4 Grundstückserwerbs- und Verwertungs- Objekt 4-GmbH	Wiesbaden	100.0%	25	−4.6	−1.8
30	Grundstücksgesellschaft Berliner Allee Freiburg GmbH	Wiesbaden	100.0%	1	−17.6	−2.3
31	Hotel Schwarzer Bock Wiesbaden Grundstücks-GmbH	Wiesbaden	100.0%	25	−18.5	2.0
32	Hotel Schwarzer Bock Wiesbaden Betriebs-GmbH	Wiesbaden	100.0%	25	−12.6	−1.9 [1]
33	Hypotheken-Discount Vermittlungs GmbH	Mannheim	90.1%	11	1.4	1.3 [1]
34	Parkhotel Altenburg GbR	Stuttgart	100.0%	3, 11	−4.5	−1.2
35	Rehabilitationsklinik Barby Besitzgesellschaft mbH	Barby	100.0%	25	−4.1	−3.1
36	Rehabilitationsklinik Buckow Besitzgesellschaft mbH	Buckow	100.0%	25	−2.6	−1.6
37	Rehabilitationsklinik Templin Besitzgesellschaft mbH	Templin	100.0%	25	−2.3	−1.2
38	Rehabilitationsklinik Elbe-Saale GmbH	Barby	100.0%	1	2.7	2.9
39	Rehabilitationsklinik Märkische Schweiz GmbH	Buckow	100.0%	1	−4.1	−0.6
40	Rehabilitationsklinik Uckermark GmbH	Templin	100.0%	1	−7.7	−1.5
41	Terrain Herzogpark und Partner Erschließungs-GmbH	Munich	100.0%	1, 42	1.5	0.0
42	Terrain-Aktiengesellschaft Herzogpark	Munich	99.8%	3	2.7	1.0
43	Terrain-Verwaltungs-GmbH Herzogpark	Munich	100,0%	42	0,3	0,0 [3]
44	ZMP Zentral Messepalast Entwicklungs GbR	Leipzig	100.0%	3, 11	−37.2	−8.0

II. Non consolidated subsidiaries

45	ABG Allgemeine Beteiligungs-gesellschaft für Gewerbeimmobilien mbH & Co. Objekt BBW KG	Mainz	89.0%	1, 25	–68.0	–30.5[1]
46	ABG Allgemeine Beteiligungs-gesellschaft für Gewerbeimmobilien mbH & Co. Objekt Millerntor KG	Hamburg	75.0%	25	52.7	–14.6
47	Aufbaugesellschaft Prager Straße mbH	Dresden	100.0%	17	0.1	1.5
48	Barnimer Grundstücks-gesellschaft mbH	Frankfurt	100.0%	3	0.1	0.0
49	Barnimer Grundstücksgesellschaft mbH & Co. Erste KG	Munich	100.0%	3, 43	–0.2	–0.5
50	Barnimer Grundstücksgesellschaft mbH & Co. Zweite KG	Munich	100.0%	3, 43	0.9	–0.6
51	BauBo-Immobilien Projekt GmbH	Frankfurt	100.0%	3	0.0	0.0
52	BauContact Immobilien GmbH	Berlin	100.0%	11	0.0	0.0[4]
53	baudata Gesellschaft für bau- und wohnungswirtschaftliche Datenverarbeitung mbH	Hamburg	100.0%	19	5.9	0.0
54	BGB-Gesellschaft Friedrichshain Block A-Nord	Berlin	100.0%	17, 77	–0.4	–0.4[1]
55	BGB-Gesellschaft Friedrichshain Block A-Süd	Berlin	100.0%	17, 77	–8.5	–2.0[1]
56	BGB-Gesellschaft Friedrichshain Block B-Nord	Berlin	100.0%	17, 77	–3.8	–1.2[1]
57	BGB-Gesellschaft Friedrichshain Block B-Süd	Berlin	100.0%	17, 77	5.7	7.6[1]
58	BGB-Gesellschaft Friedrichshain Block E-Nord	Berlin	100.0%	17, 77	6.3	8.9[1]
59	BGB-Gesellschaft Friedrichshain Block E-Süd	Berlin	100.0%	17, 77	–0.7	–0.3[1]
60	BGB-Gesellschaft Friedrichshain Block G-Nord	Berlin	100.0%	17, 77	–3.5	–1.0[1]
61	BGB-Gesellschaft Friedrichshain Block G-Süd (1)	Berlin	100.0%	17, 77	–2.5	–0.8[1]
62	BGB-Gesellschaft Friedrichshain Block G-Süd (2)	Berlin	100.0%	17, 77	–2.8	–1.2[1]
63	BGB-Gesellschaft Spindlers Hof Berlin	Berlin	100.0%	17, 77	–8.0	–5.0[1]
64	BGB-Gesellschaft Wohnpark Stralau I	Berlin	98.1%	17	–3.3	–0.7[1]
65	BGB-Gesellschaft Wohnpark Stralau IV	Berlin	98.1%	17	–2.3	–0.5[1]

66	Centimanen Vastgoed B.V.	Rotterdam	100.0%	3	NLG -0.1 m	NLG -0.1 m
67	Chariton Vastgoed B.V.	Velp	100.0%	3	-1.5	-0.8
68	DBE Property Holdings Limited	Dublin	100.0%	12	0.0	IR£ 0.0 m
69	Delphi Vastgoed B.V.	Velp	100.0%	3	-0.7	-0.1
70	Delphi Vastgoed B.V.-Meteora Vastgoed B.V. GbR	Frankfurt	100.0%	69, 106	4.3	-0.1
71	DePfa Asset Management Germany B.V.	Amsterdam	100.0%	83	NLG 0.2 m	No details.[1]
72	DePfa Banking-IT-Systems GmbH & Co. KG	Wiesbaden	100.0%	1, 82	0.2	0.0
73	DePfa Hypotheken-Management GmbH	Mannheim	100.0%	11	1.9	0.0
74	DePfa Immobilien Beteiligungs GmbH	Wiesbaden	100.0%	17	0.0	0.0[1]
75	DePfa Immobilien Fonds GmbH & Co. Dresden-Klotzsche Baufeld C/D KG	Berlin	100.0%	17, 77	-7.3	-3.3
76	DePfa Immobilien-Anlagen GmbH	Wiesbaden	100.0%	17	-4.9	-4.9
77	DePfa Immobilienfonds GmbH	Wiesbaden	60.0%	17	0.2	0.1[1]
78	DePfa IT Services Italia S.r.l.	Rome	100.0%	19, 21	ITL 288.8 m	ITL 261.7 m
79	DePfa IT Services Polska	Posen	100.0%	19	3.7	No details.
80	DePfa Partecipazioni S.p.A.	Rome	100.0%	1	ITL 21,540 m	ITL 95.3 m
81	DePfa Participations France S.A.R.L.	Paris	100.0%	1	FRF 10.6 m	FRF 0.3 m
82	DePfa PR Consulting GmbH	Wiesbaden	100.0%	1	0.1	0.0
83	DePfa Property Services International B.V.	Amsterdam	100.0%	20	NLG 0.2 m	No details.[1]
84	DePfa Real Estate Romania SRL	Bukarest	100.0%	85	ROL -6,609.8 m	ROL -9.3 m
85	DePfa Securities Romania S.A.	Bukarest	90.0%	18	ROL 7,522.6 m	ROL -1,207.8 m
86	Deutsche Wohnstätten-Hypothekenbank Aktiengesellschaft	Wiesbaden	100.0%	1	0.2	0.0
87	DomData Sp.z.o.o.	Posen	66.0%	21	PLN 1.3 m	PLN 1.7 m[2]
88	Dresden-Klotzsche Baufeld B GbR	Berlin	99.0%	17, 77	-3.8	-2.2[1]
89	Dresden-Klotzsche Baufeld E-Ost GbR	Berlin	99.0%	17, 77	0.0	0.0[1]
90	Dresden-Klotzsche Baufeld E-West GbR	Berlin	99.0%	17, 77	0.0	0.0[1]
91	Dresden-Klotzsche Baufeld F GbR	Berlin	99.0%	17, 77	-2.5	-1,4[1]
92	Dresden-Klotzsche Baufeld G1 GbR	Berlin	99.0%	17, 77	0.0	0.0[1]
93	Dresden-Klotzsche Baufeld G2 GbR	Berlin	99.0%	17, 77	0.0	0.0[1]
94	Dresden-Klotzsche Baufeld G3 GbR	Berlin	99.0%	17, 77	0.0	0.0[1]
95	Europark Invest B.V.	Amsterdam	99.8%	20	-9.8	0.7
96	Fijnhaven Invest B.V.	Amsterdam	97.5%	20	-11.2	0.1
97	GbR Melchendorfer Straße	Wiesbaden	100.0%	76, 125	-3.1	-1.9

98	GEV Nr. 5 Grundstückserwerbs- und Verwertungs- Objekt 5-GmbH	Wiesbaden	100.0%	25	0.0	0.0
99	Hamburg Invest B.V.	Amsterdam	99.8%	20	–5.7	–0.4
100	Hamburg Invest I B.V.	Amsterdam	99.8%	20	–4.8	–0.5
101	Hatrium Grundstücks GmbH & Co KG	München	100.0%	1	EUR 0.3 m	0.0[4]
102	Hatrium Grundstücks-Beteiligungs GmbH	München	100.0%	1	EUR 0.1 m	EUR 0.0 m
103	InfraLease Leasinggesellschaft für Infrastruktureinrichtungen mbH	Frankfurt	100.0%	11	9.8	0.3
104	IVC Immobilienverwaltungs- und Controlling GmbH	Hamburg	100.0%	14	0.7	0.0
105	Lucascribe Participations S.A.R.L.	Paris	100.0%	13	FRF 0.0 m	FRF 0.0 m[1]
106	Meteora Vastgoed B.V.	Velp	100.0%	3	–0.3	0.0
107	Objektgesellschaft FFA-Wohnungen Freiburg GbR	Wiesbaden	100.0%	17, 77	–4.3	–0.6[1]
108	PAGON Beteiligungsgesellschaft mbH	Wiesbaden	75.0%	25	0.0	0.0
109	Participation Erste Beteiligungs-gesellschaft mbH	Frankfurt	100.0%	11	0.0	0.0
110	Participation Zweite Beteiligungs-gesellschaft mbH	Frankfurt	100.0%	11	0.0	0.0
111	Real Dritte Grundstücks-gesellschaft mbH	Frankfurt	100.0%	11	0.0	0.0
112	Real Erste Grundstücks-gesellschaft mbH	Frankfurt	100.0%	11	0.0	0.0
113	Real Zweite Grundstücks-gesellschaft mbH	Frankfurt	100.0%	11	0.0	0.0
114	Sarah-Monceau S.A.S.	Paris	100.0%	13, 20	FRF 0,2 m	FRF 0,0 m[2]
115	Suhl I GbR	Wiesbaden	100.0%	3, 11	0.04	-0.01
116	Svea Property (Nederland) VI B.V.	Amsterdam	99.8%	20	–3.6	–0.3
117	TAUTON Beteiligungsgesellschaft mbH	Wiesbaden	90.0%	25	0.0	0.0
118	Tower Plaza Limited	London	100.0%	13, 20	No details.	No details.
119	Verwaltung DePfa Euro-Immobilienfonds 1 GmbH	Hamburg	100.0%	1	0.1	No details.[1]
III. Associates						
III.1 Associates valued "at equity"						
120	Deutsche Bau- und Grundstücks-Aktiengesellschaft	Berlin	50.0%	11	18.4	3.1
121	Friedrich-Ebert-Allee GbR	Bochum	22.5%	17	192.1	16.1[1]

III.2 Associates

122	ABFKO Beteiligungs-gesellschaft mbH	Frankfurt	38.0%	1, 11	0.1	0.0 [1]
123	BauConsult DV- und Unternehmensberatung Bayern GmbH	Munich	50.0%	19	1.7	0.7
124	BGB-Gesellschaft Wohnpark Stralau VI	Berlin	42.4%	76	-3.7	-0.9 [1]
125	DePfa Immobilien Projekt-entwicklungs GmbH	Wiesbaden	50.0%	17	0.0	0.0
126	Deutsche Interhotel Holding Verwaltungs GmbH	Berlin	36.8%	3, 25	0.1	0.0 [1]
127	Deutsche Interhotel Holding GmbH & Co. KG	Berlin	36.9%	3, 25	337.7	-37.1 [1]
128	Europaforum II, Gesellschaft für Immobilienentwicklung mbH	Grünwald	33.0%	52	1.0	-1.1
129	ImmobilienScout GmbH	Berlin	28.2%	52	-5.6	-39.2 [4]
130	Malesherbes-Francois 1er SARL	Paris	50.0%	13	No details.	No details.
131	RusBauTec	Moskau	50.0%	10	RUR 0.1 m	No details.
132	RUSKOMBauConsult GmbH	Moskau	50.0%	19	No details.	No details.
133	SEMU Beteiligungs-gesellschaft mbH	Frankfurt	3.0%	3	7.7	0.2
134	Westhafen-Gelände Frankfurt am Main GbR	Frankfurt	20.0%	17	3.8	0.0 [1]

[1] = 1998

[2] = 1997

[3] = Profit transfer agreement

[4] = Lost-sharing agreement

[5] = Results under US GAAP

(J) Auditors' Report

We have audited the attached consolidated balance sheet of DePfa Deutsche Pfandbriefbank AG, including its subsidiaries, at December 31, 1999 and associated consolidated profit and loss account, statement of changes in shareholders' equity, cash flow statement and notes to the accounts (Group accounts) for the financial year ended on this cut-off date. The Management Board of the Bank is responsible for the content and the preparation of the Group accounts in accordance with the United States Generally Accepted Accounting Principles. It is our task to assess, on the basis of the audit carried out by us, whether the Group accounts comply with the US Generally Accepted Accounting Principles.

We have conducted our audit in accordance with the German audit regulations and in compliance with the International Standards on Auditing (ISA). In accordance with these principles, the audit must be planned and carried out in such a way that there is sufficient certainty that the Group accounts are free from material misstatements. As part of the audit, the evidence provided for reported values and details in the Group accounts were verified on the basis of random checks. The audit includes an assessment of the accounting principles used and of the material estimates made by the Management Board, as well as an assessment of the overall presentation of the Group accounts. We believe that our audit forms a sufficiently reliable basis for our opinion.

With due regard to the US Generally Accepted Accounting Standards, in our opinion, the Group accounts at December 31, 1999 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and of the cash flows for the past financial year.

There were no objections to be raised as a result of our audit, which also extended to the Group Directors' Report for the 1999 financial year. In our opinion, the Group Directors' Report as a whole provides an accurate picture of the position of the Group. We are of the opinion that the risks inherent in future developments are accurately portrayed in the Notes to the Group Accounts. Furthermore, we confirm that the Group accounts and Group Directors' Report for the financial year running from January 1 to December 31, 1999 meet the requirements to exempt the Bank from drawing up Group accounts and a Group Directors' Report under German law. The verification of compliance of the Group accounts with the 7th EC Directive required for exemption from the obligation to draw up Group accounts in accordance with the provisions of the German Commercial Code was carried out on the basis of the interpretation of the Directive as per DRS 1 of the German Accounting Standards Committee.

Frankfurt am Main, April 17, 2000

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Rausch	ppa. Hinz
Auditor	Auditor

Glossary

Securities available for sale

Equities and debt securities, which are neither to be held to maturity nor used in the trading portfolio, are classified as available for sale. They are carried at fair value without affecting net income.

Capital lease

If all the risks and rewards which arise from ownership of an asset are transferred to the lessee, the lease is a capital lease.

Defined contribution plan

Contribution-related pension plan, whereby in the event of a pension being claimed, the entitlements of individual employees depend on the contributions paid, investment income earned and actuarial transfer of claims from other employees which do not reach maturity.

Equity method

This valuation method is used for equity interests in companies where significant influence can be exerted on its business policy (associates). Under the equity method, the pro rata net income or loss for the year of the company is included in the book value of the equity interest. Distributions reduce the value carried by the pro rata amount.

Fair value

The fair value of a financial instrument is the amount for which the instrument could be exchanged between different market players in a liquid market. This corresponds to the market or stock exchange value. If no such value is available, it is calculated using suitable methods from finance mathematics.

Foreclosed assets

Foreclosed assets are assets which have been acquired to safeguard a loan receivable. Within the DePfa Group these are normally land or property which are intended for sale in the short term.

General loan loss provision

The general loan loss provision (general charges) is used to provide for losses inherent in the current loan portfolio, but which have not yet been identified and for which no specific charge has been set up.

Goodwill

Goodwill comprises the difference between the cost of acquisition and fair value of the pro rata net assets at the time of acquisition.

Hedge accounting

Under certain circumstances, US GAAP permits special methods of accounting and valuation for transactions which are used to close open positions and therefore reduce risk (hedges). These enable the hedging relationship to be reflected in the accounts by treating them as one accounting unit.

A distinction is made between micro hedges, where one position is closed by another, and portfolio hedges, where the same assets or liabilities are hedged against risks (market price risks) as a group. Hedging the risks inherent in a group of different underlying transactions is not eligible for hedge accounting under US GAAP.

Securities held to maturity

Securities held to maturity are those where the reporting company is able and intends to hold the assets in its portfolio until final maturity.

Hybrid capital

Hybrid capital comprises capital components which, although commercially and under supervisory banking regulations can be viewed as shareholders' equity, are not reported in the balance sheet as shareholders' equity.

Other comprehensive income

Other comprehensive income is a component of shareholders' equity into which valuation changes not affecting net income are transferred.

Operating lease

Transactions regarding assets, where all material risks and rewards remain with the lessor.

Projected unit credit method

This is the only method permitted under US GAAP for valuing pension commitments. For benefit-related commitments, the system is based on the projected benefit obligation (PBO), the net present value of the committed pension obligations to all current and future beneficiaries as at the balance sheet date. If future developments in salaries affect pension entitlements, these are factored in. Other components included in the calculation are the service cost, the settlement rate and other influencing factors.

Purchase accounting

Purchase accounting, the acquisition method of capital consolidation, can lead to capitalisation of goodwill when companies are acquired.

Temporary concept

Under US GAAP, deferred taxes must be set up for all temporary differences between the tax valuation and the book value of an asset or liability which could in future lead to a reduction or increase in taxable profit.

Troubled debt restructuring

Restructuring of a debt to ensure fulfilment of the contract as scheduled.

Trading assets/liabilities

Assets and liabilities which under US GAAP are reported and valued as a trading portfolio. With regard to derivatives, these refer to all transactions which are not eligible for hedge accounting, irrespective of their risk reducing effect. Negative market values for derivatives are to be reported on the liabilities side.

Value at Risk

Procedure to calculate the potential loss from market price changes. The Value at Risk indicates the loss which, based on a predetermined probability (for example 97.7%) for a given holding period (for example 1 day), is not exceeded under normal market conditions.



Report of the Supervisory Board

of DePfa Deutsche Pfandbrief Bank AG, Wiesbaden

The Supervisory Board has constantly monitored the management of the Bank throughout the accounting period. It has obtained oral and written reports from the Management Board on business development, the market position of the company, the commercial policy it intends to pursue and corporate planning as well as major business events, and has dealt with matters where its approval is required by law or under the memorandum and articles of association.

Together with the Management Board, the Supervisory Board has agreed binding Corporate Governance Principles, which set rules for good conduct in accordance with international standards. In its meeting on November 22, 1999, it redrafted its rules of procedure and established a Standing Committee and a Balance Sheet and Audit Committee and, having redefined the responsibilities of the former Executive Committee, changed its name to the Credit and Market Risks Committee. The Standing Committee will advise the Management Board and will prepare decisions for the Supervisory Board. It is responsible, in particular, for discussing fundamental questions of personnel policy within the Group and the strategy and plans for the Group and its business presented by the Management Board. In particular, the Standing Committee is responsible for discussing fundamental matters of Group personnel policy and the strategies and planning for the Group and its business sectors as submitted by the Management Board. In addition, the Standing Committee assesses the Group's internal constitution with regard to operational strengths, efficiency and its potential for achieving targets set and regularly reviews the Corporate Governance Principles. The Balance Sheet and Audit Committee is responsible for questions on the preparation and auditing of the Bank's and the Group's accounts. In particular, it is responsible for evaluating the auditor's reports and for reporting to the Supervisory Board on its assessment of the explanations in the reports with regard to the Group's future development. The newly established committees came into operation in the current financial year.

In total, there were 19 meetings of the Supervisory Board and its sub-committees, the Executive Committee (Committee for Credit and Market Risks), the Personnel Committee, the Capital Measures Committee and the Express Committee as well as the newly created Standing Committee and the Balance Sheet and Audit Committee. There were five meetings of the Supervisory Board, where questions of commercial policy and corporate planning were discussed. There were three meetings of the Executive Committee, where decisions were prepared for submission to the plenary session. The Executive Committee also dealt with loans requiring approval, which in urgent cases were handled on a written basis by the Express Committee, took note of reportable loans and decided upon all other matters requiring Management Board approval either by law or by the company's rules, such as the acquisition of shareholdings. The Supervisory Board was kept constantly informed of the activities of the Executive Committee. The Personnel Committee had seven meetings, the Capital Measures Committee, the Express Committee, the Standing Committee and the Balance Sheet and Audit Committee each had one meeting. The committees have also made decisions on a written basis where necessary.

The auditors PWC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, who were commissioned to carry out the audit by the Supervisory Board, have examined the annual accounts, company books and financial overview and approved them without qualification. This also applies to the Group annual accounts and the Group financial overview. Extensive audits of both sets of accounts carried out by the Supervisory Board on the basis of information and evidence produced, have confirmed the statements and judgements of the auditors. The Supervisory Board therefore adopted the audit report in full.

The Supervisory Board has examined the annual accounts, financial overview and the Directors' proposed allocation of balance sheet profits as well as the Group accounts and the Group financial overview. The auditor took part in the Supervisory Board's deliberations on these proposals. Having concluded its examination, the Supervisory Board has no objections to make. It has made enquiries about the accounting options exercised in the annual accounts and set out in the notes to the accounts and approves them. In its supervisory role, it is unaware of any risks which are not sufficiently covered in the annual accounts. The Supervisory Board seconds the views of the Management Board in the financial overview. It approves the annual accounts, which are therefore passed and supports the proposed allocation of profits. The Supervisory Board takes note of the Group accounts and approves them.

The Annual General Meeting of June 16, 1999 elected Mr Wolfgang Fauter, Chairman of the Management Boards of Deutsche Ring Versicherungen, and Mr Dieter Pützhofen, Mayor of the City of Krefeld and member of the German Bundestag, to the Supervisory Board in place of Günter Krallmann and Dr. Rolf Stoecker, who resigned from the Supervisory Board. Dr. Schweickert resigned his membership of the Supervisory Board with effect from September 28, 1999 and Mr Pützhofen resigned his membership of the Supervisory Board with effect from November 23, 1999.

In its meeting of August 10, 1999 the Supervisory Board dismissed its previous Chairman and elected the previous Deputy Chairman, Dr. Jürgen Westphal, as its new Chairman.

In its meeting of November 22, 1999 the Supervisory Board appointed Mr Michael A. Kremer as an ordinary member of the Bank's Management Board for a period of five years. Mr Kremer joined the Bank on February 1, 2000.

Wiesbaden, May 2000

The Supervisory Board

Dr. Jürgen Westphal
(Chairman)

Our Addresses

DePfa Deutsche Pfandbrief Bank AG
Paulinenstraße 15 Tel.: +49 611/348-0
65189 Wiesbaden Fax: +49 611/348-2549
www.depfa.com

DePfa-Bank Europe plc
P. O. Box 3997
International House
3, Harbourmaster Place
I.F.S.C. Tel.: +3531-6071600
IRL-Dublin 1 Fax: +3531-8290213

Nordic Representative Office-Copenhagen
Højbro Plads 21 Tel.: +45 33937571
1200 Copenhagen K Fax: +45 70109091

Representative Office Madrid
Calle Barbara de Braganza 2 Tel.: +3491-7004640
E-2B 28004 Madrid Fax: +3491-3100791

Representative Office Paris
5, rue Scribe Tel.: +331-44948270
F-75009 Paris Fax: +331-42664698

DePfa Deutsche Pfandbrief Bank AG
Rome Branch
Via XX Settembre, 98/E Tel.: +3906-478741
I-00187 Rome Fax: +3906-4787440

Milan Branch
Piazza del Liberty, 8 Tel.: +3902-76017401
I-20123 Milan Fax: +3902-76017403

Tokyo Branch
Kasumigaseki Bldg. 36F
P. O. Box 51
2-5, Kasumigaseki 3-chome Tel.: +81355103830
Chiyoda-ku, Tokyo 100-6036 Fax: +81355103840
Japan

DePfa Capital Japan K. K.
Kasumigaseki Bldg. 36F
P. O. Box 51
2-5, Kasumigaseki 3-chome Tel.: +81355103860
Chiyoda-ku, Tokyo 100-6036 Fax: +81355103861
Japan

DePfa USA Inc.
570 Lexington Ave., 39th floor Tel.: +1-212-682-6474
US-New York, N.Y. 10022 Fax: +1-212-867-7810

DePfa Investment Bank Ltd
178 Athalassa Avenue Tel.: +3572318977
ZYP-Nicosia Fax: +3572318978

DePfa-Bank France S.A.
5, rue Scribe Tel.: +331-44516630
F-75009 Paris Fax: +331-42669794

DePfa Bank AG
Paulinenstraße 15 Tel.: +49 611/348-0
65189 Wiesbaden Fax: +49 611/348-3500

Berlin Branch
Kurfürstendamm 33 Tel.: +4930/88099-0
10719 Berlin Fax: +49 30/88099-470
with an additional location: Magdeburg

Essen Branch
Huyssenallee 48 Tel.: +49 201/81008-0
45128 Essen Fax: +49 201/81008-565
with additional locations in: Düsseldorf, Cologne, Münster

Hamburg Branch
Pelzerstraße 7 Tel.: +49 40/33316-0
20095 Hamburg Fax: +49 40/33316-399
with additional locations in: Hannover, Bremen, Rostock

Leipzig Branch
Neumarkt 2-4 Tel.: +49 341/2272-0
04109 Leipzig Fax: +49 341/2272-193
with additional locations in: Chemnitz, Dresden, Erfurt

Munich Branch
Karlstraße 7 — Tel.: +49 89/51 27-0
80333 Munich — Fax: +49 89/51 27-2 11
with an additional location: Nuremberg

Rhein-Main Branch
Taunusanlage 8 — Tel.: +49 69/2 71 12-0
60329 Frankfurt a. M. — Fax: +49 69/2 71 12-2 06
with additional locations in: Mainz, Darmstadt, Ludwigshafen, Saarbrücken

Stuttgart Branch
Kriegerstraße 3 — Tel.: +49 7 11/22 36-0
70191 Stuttgart — Fax: +49 7 11/22 36-1 60
with additional locations in: Karlsruhe, Ulm

Amsterdam Branch
Kantoorgebouw Byzantium
Stadthouderskade 14-E — Tel.: +31 20 589 8660
NL-1054 ES Amsterdam — Fax: +31 20 589 8666

Representative Office Brussels
7 Rue Guimard — Tel.: +3 22-514 40 90
B-1040 Brussels — Fax: +3 22-514 40 92

Dublin Branch
3, Harbourmaster Place
P. O. Box 4085
I.F.S.C. — Tel.: +35 31-6 36 92 20
IRL-Dublin 1 — Fax: +35 31-6 70 05 96

Jersey Branch
Grenville Street
St. Helier
Channel Islands — Tel.: +4 41534-62 9119
GBJ-Jersey JE4 8WT — Fax: +4 41534-62 9118

London Branch
38 Lombard Street — Tel.: +4 4207-4 56 92 00
GB-London EC3V 9BS — Fax: +4 4207-9 29 50 55

Representative Office Madrid
Calle Barbara de Braganza 2 — Tel.: +34 91-7 00 08 05
E-2B 28004 Madrid — Fax: +34 91-3 10 07 91

Rome Branch
Via XX Settembre, 98/E — Tel.: +39 06-47 82 47 15
I-00187 Rome — Fax: +39 06-47 82 46 83

Flensburg Branch
Große Straße 65A — Tel.: +49 461/1 44 61 0
24937 Flensburg — Fax: +49 461/1 44 61 44
Postbox 307
DK-6330 Padborg — Tel.: +45 74 671667

DePfa Property Services B.V.
Kantoorgebouw Officia I
De Boelelaan 7 — Tel.: +31 20 301 6560
NL-1083 HJ Amsterdam — Fax: +31 20 301 6561

DePfa-Financial Service spol. s r.o.
Václavské námestí 47 — Tel.: +42 02-2162 55 86
CZ-11000 Prague 1 — Fax: +42 02-2162 55 80

DePfa-Finance n.v.
Stadthouderskade 14E — Tel.: +31 20 589 8660
NL-1054 ES Amsterdam — Fax: +31 20 589 8666

DePfa IT Services
Im Münchfeld 1–5 — Tel.: +49 61 31/30 10
55122 Mainz — Fax: +49 61 31/30 14 19

DePfa Immobilien Management AG
Paulinenstraße 15 — Tel.: +49 6 11/3 48 22 11
65189 Wiesbaden — Fax: +49 6 11/3 48 23 13

DePfa Bau-, Verwaltungs- und Controlling GmbH
Poppenbütteler Bogen 17 — Tel.: +49 40/60 68 60
22399 Hamburg — Fax: +49 40/60 68 62 99

DePfa Group


New York
Stockholm
(planned)
Dublin
Copenhagen
Flensburg
London
Amsterdam
Hamburg
Berlin
Essen
Brussels
Wiesbaden
Leipzig
Frankfurt
Mainz
Prague
Paris
Stuttgart
Munich
Milan
Tokyo
Madrid
Rome
Nicosia

DePfa Group
DePfa Deutsche Pfandbrief Bank AG
Paulinenstraße 15 · 65189 Wiesbaden
Public Relations/Investor Relations Tel. (+49 6 11) 3 48 23 41 · Telefax (+49 6 11) 3 48 23 32
www.depfa.com

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